15



07024712

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME CDL Capital Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
JUN 27 2007
THOMSON
FINANCIAL

**NEW ADDRESS

FILE NO. 82- 03654 FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dw

DATE: 6/26/07



COL Capital Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 0383)

Annual Report 2006

CONTENTS

CORPORATE INFORMATION

BOARD OF DIRECTORS

Ms. Chong Sok Un *(Chairman)*
Dato' Wong Peng Chong *(Executive Director)*
Mr. Kong Muk Yin *(Executive Director)*
Mr. Lo Wai On *(Independent Non-executive Director)*
Mr. Lau Siu Ki *(Independent Non-executive Director)*
Mr. Zhang Jian *(Independent Non-executive Director)*

SECRETARY

Ms. Fung Ching Man, Ada

AUDITORS

Deloitte Touche Tohmatsu
Certified Public Accountants

REGISTERED OFFICE

Canon's Court, 22 Victoria Street
Hamilton HM 12, Bermuda

HEAD OFFICE AND PRINCIPAL PLACE OF BUSINESS IN HONG KONG

47/F., China Online Centre
333 Lockhart Road
Wanchai
Hong Kong

WEBSITE

http://www.colcapital.com.hk

PRINCIPAL BANKERS

Industrial and Commercial Bank of China (Asia) Limited
Bank of China (Hong Kong) Limited

ADR DEPOSITARY BANK

The Bank of New York
American Depositary Receipts
620 Avenue of the Americas, 6/F
New York, NY 10011
USA

SOLICITORS

P.C. Woo & Co.
Fred Kan & Co.
Robertsons

HONG KONG BRANCH SHARE REGISTRARS

Tengis Limited
26/F., Tesbury Centre
28 Queen's Road East
Wanchai
Hong Kong

CHAIRMAN'S STATEMENT

Dear Shareholders,

On behalf of the Board of Directors of the Company (the "Board"), I have pleasure to report on the financial results, operations and other aspects of the Company and its subsidiaries (the "Group") for the year ended 31 December 2006.

FINANCIAL RESULTS

For the year ended 31 December 2006, the Group's turnover increased by 451.3% to HK$1,229,840,000 (2005: HK$223,086,000) and net profit attributable to shareholders increased by 639.1% to HK$772,468,000 (2005: HK$104,511,000). These positive results were mainly due to a substantial increase in our securities trading and investment activities. The earnings per share of the Company increased by an even larger scale of 662.9% to HK$2.67 (2005: HK$0.35) as a consequence of the Group's share repurchase programme.

As at 31 December 2006, the Group's net asset value per share increased to HK$8.48 (2005: HK$4.32).

DIVIDENDS

An interim dividend of HK$0.01 per share (2005: HK$0.01), amounting to HK$2,855,000 (2005: HK$2,990,000), was paid during 2006. The Directors recommend the payment of a final dividend of HK$0.04 per share (2005: HK$0.04), amounting to approximately HK$11,280,000 (2005: HK$11,425,000) to shareholders whose names appear on the Register of Members of the Company on 28 June 2007. Dividend warrants are expected to be dispatched on or before 25 July 2007.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Monday, 25 June 2007 to Thursday, 28 June 2007, both days inclusive, during which no share transfer will be effected.

REVIEW OF OPERATIONS

During the year under review, the Group's mobile handset distribution activities, operated by Star Telecom Limited ("STAR"), recorded a turnover of HK$67,098,000 (2005: HK$66,309,000) and a loss of HK$4,856,000 (2005: loss of HK$2,086,000). As we reported before, STAR had been operating in a difficult and highly competitive retail market environment due to the intense rivalry among participants for market share. STAR's mobile handset distribution business had persistently showed losses in recent years and the situation is not expected to improve. As such, the Group sees no bright future for this business and in order to avoid further losses, the Group decided to discontinue STAR's operation and the cessation of STAR's business was effected in March 2007.

CHAIRMAN'S STATEMENT

For its trading and investment in financial securities, the Group achieved a turnover of HK$1,149,870,000 (2005: HK$142,361,000) and a profit of HK$835,379,000 (2005: HK$104,524,000) for the year ended 31 December 2006. The major profit contribution was from realized and unrealized gain on investments of HK$801,269,000 (2005: HK$79,562,000) and dividend income from listed investments of HK$17,717,000 (2005: HK$11,706,000). 2006 was a good year for the global financial markets because of continued economic growth leading to improved investor and consumer confidence. The Hong Kong economy expanded by 6.8% in 2006. As a result of the buoyant stock market, the Group managed to profit from the disposal of part of our trading portfolio of listed shares, including shares of Tian An China Investments Company Limited, Mulpha International Limited and Mount Gibson Iron Limited.

The Group's money lending business contributed a turnover of mainly interest income of HK$9,071,000 (2005: HK$11,693,000) and a profit of HK$8,832,000 (2005: HK$11,528,0000) during the year under review. As at 31 December 2006, the Group's loan portfolio grew by 66.1% to HK$123,598,000 (2005: HK$74,429,000).

For 2006, the Group's investment properties located in Hong Kong and China achieved a turnover of HK$3,801,000 (2005: HK$2,723,000) and a profit of HK$9,081,000 (2005: HK$12,166,000) mainly attributed to the gain from fair value changes of its property portfolio. As stated in our 2005 Annual Report, the Group disposed of its investment in an investment property located at Buji Town in Shenzhen, China, by entering into a conditional framework agreement with a third party for a total consideration of RMB99,900,000 (the "Disposal"). A deposit of RMB31,220,000 had been received, with the remaining balance of RMB68,680,000 payable within six months from the completion date bearing interest at the rate of 1% per month. Due to certain technical issues, the completion date of the Disposal was extended. The Disposal was completed on 3 April 2007. We have succeeded in negotiating an increase in the consideration to RMB102,550,000 and the gain from the Disposal will be accounted for in 2007.

FINANCIAL RESOURCES, BORROWINGS, CAPITAL STRUCTURE AND EXPOSURES TO FLUCTUATIONS IN EXCHANGE RATES

The Group continued to maintain a strong financial position. As at 31 December 2006, after the reclassification of certain non-current assets associated with the Disposal to current assets, the Group's non-current assets consisted mainly of investment properties of HK$81,589,000 (2005: HK$136,526,000); property, plant and equipment of HK$4,712,000 (2005: HK$51,825,000); prepaid lease payments of HK$2,424,000 (2005: HK$2,483,000) and long term investments of HK$614,477,000 (2005: HK$258,438,000). These non-current assets were principally financed by shareholders' funds. As at 31 December 2006, the Group had net current assets of HK$1,712,692,000 (2005: HK$857,849,000) and current ratio of 6.1 times (2005: 6.8 times) calculated on the basis of the Group's current assets over current liabilities.

All the Group's borrowings are arranged on a short term basis in Hong Kong Dollars, repayable within one year and secured on certain investment properties, investments held for trading, available-for-sale investments, securities brokers house deposit and bank deposits. As at 31 December 2006, the Group had borrowings of HK$170,100,000 (2005: HK$100,986,000) and a gearing ratio of 4.7% (2005: 6.6%), calculated on the basis of the Group's net borrowings (after bank balances and cash) over shareholders' fund.

CHAIRMAN'S STATEMENT

The issued share capital of the Company was reduced in 2006 from HK$2,974,795 to HK$2,828,835 as a result of the repurchase of 14,596,000 shares (par value HK$0.01 each) for cancellation for an aggregate consideration of HK$46,378,000.

During the year under review, the Group's assets, liabilities and transactions were mainly denominated in Hong Kong Dollar, Australian Dollar, RMB, Taiwan Dollar and Malaysian Ringgit. Because of its short term nature, the Group had not actively hedged risks arising from the Australian Dollar and RMB denominated assets and transactions. As the exchange rates of the Taiwan Dollar and Malaysian Ringgit were relatively stable during the period, the Group was not materially affected by our exposure to these currencies.

CHARGE ON GROUP ASSETS

As at 31 December 2006, the Group's investment properties, investments held for trading, available-for-sale investments, securities brokers house deposit, and bank deposits with respective carrying values of HK$26,640,000 (2005: HK$22,100,000), HK$1,210,235,000 (2005: HK$737,033,000), HK$115,607,000 (2005: HK$19,272,000), HK$196,000 (2005: Nil) and Nil (2005: HK$10,526,000) were pledged to banks and securities brokers house to secure short term credit facilities granted to the Group.

EMPLOYEES

The Group had 31 employees as at 31 December 2006 (2005: 32). The Group ensures that its employees are remunerated in line with market conditions and individual performance and our remuneration policies are reviewed on a regular basis.

PROSPECTS

The Group's financial results for the year under review were satisfactory. However, 2007 will be a very challenging year for the Group to match its performance of 2006 as most of the global equity markets are at historical highs and equities are being traded at optimum values. Further, concerns are growing over the spillover of the sub-prime mortgage debt delinquency to the US housing sector, the well-being of the US economy and the negative impact of any further administrative tightening in China to cool down its heated property and stock markets. All these factors will in turn, adversely affect the investment environment.

The Group will closely monitor the development of these issues and other factors, including the interest rate movement and oil price, in order to avoid or minimize any adverse impact. As a value investor, the Group will constantly review and adjust our investment strategies and investment portfolio to continuously strive for improvement in our performance. The Group is poised to take advantage of any viable business and investment opportunities in the China, Hong Kong and the Asia Pacific region to enhance value for its shareholders.

APPRECIATION

On behalf of the Board, I would like to express our gratitude to our shareholders for their continued support, our customer and suppliers for their trust and confidence, and our management and staff for their diligence and dedication to the Group during the year.

Chong Sok Un
Chairman

Hong Kong, 19 April 2007

BIOGRAPHICAL DETAILS IN RESPECT OF DIRECTORS AND SENIOR MANAGEMENT

EXECUTIVE DIRECTOR

Ms. Chong Sok Un, aged 53, was appointed as executive director and chairman of the Company on 23 August 2002. She has been chairman of Long Island Golf & Country Club, Dongguan, China since September 1998. She is now the Vice-Chairman of the 28th Term Board of Directors of Yan Oi Tong. During 1992 to 2000, she was appointed as director and chief executive officer of Shenyin Wanguo (H.K.) Limited. Ms. Chong holds a master degree in business administration.

Dato' Wong Peng Chong, aged 63, was appointed as executive director of the Company on 15 March 2002. Upon his graduation from the University of Malaya in 1967 with a Bachelor of Arts (Honours), he joined the Malaysian Foreign Service and served with several Malaysian diplomatic missions overseas in various capacities. Dato' Wong joined the private sector in 1985 and has served in various senior management positions, including executive directorships in public listed companies, in Hong Kong and Malaysia.

Mr. Kong Muk Yin, aged 41, was appointed as executive director of the Company on 13 May 2002. He was graduated from City University of Hong Kong with a bachelor's degree in business studies. He is a fellow member of The Association of Chartered Certified Accountants, a member of the Hong Kong Institute of Certified Public Accountants and a Chartered Financial Analyst and he has over 15 years of working experience in corporate finance, financial management, accounting and auditing.

INDEPENDENT NON-EXECUTIVE DIRECTOR

Mr. Lo Wai On, aged 45, was appointed as non-executive director of the Company on 15 March 2002 and then changed his office held to independent non-executive director on 29 October 2002. He is a fellow member of The Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accountants and has been practicing under the name of his own firm, W.O. Lo & Co., Certified Public Accountants (Practising) since 1986. He has broad experience in providing tax consulting and auditing services to companies including listed companies in Hong Kong.

Mr. Lau Siu Ki, aged 48, was appointed as independent non-executive director of the Company on 3 June 2004. He has over 25 years of experience in corporate finance, financial advisory and management, accounting and auditing. He is currently working as a consultant in the financial advisory field. Prior to that, Mr. Lau had worked in an international accounting firm for over 15 years. He is a fellow member of both the Association of Chartered Certified Accountants ("ACCA") as well as the Hong Kong Institute of Certified Public Accountants. He is also a member of the Council of ACCA. He has served as a member of the Committee of the Hong Kong branch of ACCA since 1995 and was the Chairman of ACCA Hong Kong for the year 2000/2001. Mr. Lau also serves on the board of various other listed companies in Hong Kong as independent non-executive director.

BIOGRAPHICAL DETAILS IN RESPECT OF DIRECTORS AND SENIOR MANAGEMENT

Mr. Zhang Jian, aged 65, was appointed as non-executive director of the Company on 16 October 2006. He is a professional senior engineer in PRC. He is the Vice Chairman of China Manager Council of Construction Enterprises and China Precious Stone Council and the Chairman of Beijing Alumni Association of Xian Construction Technology University and the Outside Director of China National Building Material Group Corporation and also the Chairman of Expert Committee of Sino-Mining International Investment Co. Ltd. He has been awarded National Outstanding Intellect in 1997 and National Top 10 Honest Persons of Outstanding Ability in 2004. Mr. Zhang has been awarded as Influential Person to China Nonferrous Metal Industry in 2005. From 1982 to 1998, he held various senior positions in China Nonferrous Metal Industry Company. From 1998 to 2003, he acted as Chairman and General Manager of China Nonferrous Metal Construction Group Company Ltd.. From 2003 to 2005, he acted as General Manager of China Nonferrous Metal Mining & Construction (Group) Co., Ltd..

SENIOR MANAGEMENT

Ms. Fung Ching Man, Ada, aged 40, is the company secretary of the Company. She is an associate member of The Institute of Chartered Secretaries and Administrators and has over 15 years of working experience in the company secretarial profession.

DIRECTORS' REPORT

The directors of the Company (the "Director(s)") present their annual report and the audited consolidated financial statements for the year ended 31 December 2006.

PRINCIPAL ACTIVITIES

The Company is an investment holding company. The activities of its principal subsidiaries are set out in note 41 to the consolidated financial statements.

RESULTS AND APPROPRIATIONS

The results of the Group for the year ended 31 December 2006 are set out in the consolidated income statement on page 23.

An interim dividend of HK$0.01 per share amounting to HK$2,855,000 was paid to the shareholders of the Company (the "Shareholders") during the year. The Directors recommend the payment of a final dividend of HK$0.04 per share to the Shareholders whose names appear on the register of members of the Company on 28 June 2007, amounting to HK$11,280,000.

SHARE CAPITAL

Details of movements in the share capital of the Company during the year are set out in note 30 to the consolidated financial statements.

During the year, the Company repurchased certain of its own shares through The Stock Exchange of Hong Kong Limited (the "Stock Exchange"), details of which are set out in note 30 to the consolidated financial statements. The Directors considered that, as the Company's shares were trading at a discount to the net asset value per share, the repurchases would increase the net asset value per share of the Company.

INVESTMENT PROPERTIES AND PROPERTY, PLANT AND EQUIPMENT

The Group's investment properties were fair valued at 31 December 2006 and the resulting revaluation increase of HK$6,856,000 has been credited to the consolidated income statement.

The Group's property, plant and equipment were revalued at 31 December 2006 and the resulting revaluation increase has been credited to the consolidated income statement and to the building revaluation reserve of HK$387,000 and HK$210,000 respectively.

Details of these and other movements in the investment properties, and property, plant and equipment of the Group during the year are set out in notes 16 and 17 to the consolidated financial statements, respectively.

DIRECTORS' REPORT

DIRECTORS AND SERVICE CONTRACTS

The Directors during the year and up to the date of this report were:

Executive Directors:

Ms. Chong Sok Un *(Chairman)*
Dato' Wong Peng Chong
Mr. Kong Muk Yin

Independent Non-executive Directors:

Mr. Lo Wai On	
Mr. Lau Siu Ki	
Mr. Zhang Jian	(appointed on 16 October 2006)
Mr. Yu Qi Hao	(resigned on 16 October 2006)

In accordance with clauses 99 and 182 (vi) of the Company's bye-laws, Dato' Wong Peng Chong, Mr. Kong Muk Yin and Mr. Zhang Jian will retire and, being eligible, offer themselves for re-election at the forthcoming annual general meeting.

None of the Directors has a service contract with the Company or any of its subsidiaries which is not determinable by the Group within one year without payment of compensation, other than statutory compensation.

DIRECTORS' INTERESTS IN CONTRACTS OF SIGNIFICANCE

No contract of significance, to which the Company or any of its subsidiaries was a party and in which a Director had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

DIRECTORS' REPORT

INTERESTS OF DIRECTORS AND CHIEF EXECUTIVE

As at 31 December 2006, the interests and short positions of the Directors and the chief executive of the Company and their associates in the shares, underlying shares or debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance, Hong Kong (the "SFO")), as recorded in the register maintained by the Company pursuant to Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") were as follows:

Long positions in the shares of the Company

	Number of ordinary shares of HK$0.01 each					Percentage of issued
Name of Director	**Personal interests**	**Family interests**	**Corporate interests**	**Other interests**	**Total**	**ordinary shares**
Ms. Chong Sok Un ("Ms. Chong")	–	–	106,512,400 *(Note)*	–	106,512,400	37.65%

Note: Vigor Online Offshore Limited ("Vigor Online"), a wholly owned subsidiary of China Spirit Limited ("China Spirit"), and Bilistyle Investments Limited ("Bilistyle") held 105,248,000 and 1,264,400 ordinary shares of the Company respectively. Ms. Chong maintains 100% beneficial interests in both Bilistyle and China Spirit. Accordingly, Ms. Chong is deemed to have corporate interests in 106,512,400 ordinary shares of the Company.

Save as disclosed above, as at 31 December 2006, none of the Directors, the chief executive of the Company nor their associates had any interests or short positions in any shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) as recorded in the register maintained by the Company pursuant to Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES

At no time during the year was the Company or any of its subsidiaries, a party to any arrangements to enable the Directors to acquire benefits by means of the acquisition of shares, underlying shares, or debentures of, the Company or any other body corporate.

DIRECTORS' REPORT

INTERESTS OF SUBSTANTIAL SHAREHOLDERS

As at 31 December 2006, the following parties had interests or short positions in the shares and underlying shares of the Company as recorded in the register maintained by the Company pursuant to Section 336 of the SFO:

Long positions in the shares of the Company

Name	Capacity	Number of ordinary shares held	Percentage held
Ms. Chong	Held by controlled corporation *(Notes 1 & 2)*	106,512,400	37.65%
China Spirit	Held by controlled corporation *(Note 2)*	105,248,000	37.21%
Vigor Online	Beneficial owner	105,248,000	37.21%

Notes:

1. Bilistyle held 1,264,400 ordinary shares of the Company and Ms. Chong maintains 100% beneficial interest in Bilistyle. Accordingly, Ms. Chong is deemed to be interested in 1,264,400 ordinary shares of the Company under the SFO.

2. Vigor Online is a wholly owned subsidiary of China Spirit in which Ms. Chong maintains 100% beneficial interest. Accordingly, China Spirit and Ms. Chong are deemed to be interested in 105,248,000 ordinary shares of the Company under the SFO.

Save as disclosed above, as at 31 December 2006, there were no other parties who had interests or short positions in the shares or underlying shares of the Company as recorded in the register maintained by the Company pursuant to Section 336 of the SFO.

MAJOR CUSTOMERS AND SUPPLIERS

The aggregate sales attributable to the Group's five largest trade customers were less than 30% of total sales and the aggregate purchases attributable to the Group's five largest trade suppliers were less than 30% of total purchases.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the year, the Company repurchased a total of 14,596,000 ordinary shares in the capital of the Company on the Stock Exchange in the range from HK$1.25 to HK$3.88 for a total consideration of HK$46,378,000. The said shares were subsequently cancelled.

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the year.

DIRECTORS' REPORT

INDEPENDENCE OF INDEPENDENT NON-EXECUTIVE DIRECTORS

The Company has received, from each of the independent non-executive directors, an annual confirmation of his independence pursuant to Rule 3.13 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited. The Company considers all of the independent non-executive directors are independent.

EMOLUMENT POLICY

The emolument policy of the general staff of the Group is set up by the management of the Group on the basis of their merit, qualifications and competence.

The emoluments of the Directors and senior management of the Company are decided by the Remuneration Committee, having regard to the Company's operating results, individual performance and comparable market statistics.

PRE-EMPTIVE RIGHTS

There are no provisions for pre-emptive rights under the Company's bye-laws or the laws of Bermuda, which would oblige the Company to offer new shares on a pro-rata basis to existing shareholders.

SUFFICIENCY OF PUBLIC FLOAT

The Company has maintained a sufficient public float throughout the year ended 31 December 2006.

DONATIONS

During the year, the Group made donations amounting to HK$896,000.

POST BALANCE SHEET EVENT

Details of the significant event after the balance sheet date are set out in note 42 to the consolidated financial statements.

AUDITORS

A resolution will be submitted to the forthcoming annual general meeting of the Company to re-appoint Messrs. Deloitte Touche Tohmatsu as auditors of the Company.

On behalf of the Board

Chong Sok Un
Chairman

Hong Kong, 19 April 2007

CORPORATE GOVERNANCE REPORT

CORPORATE GOVERNANCE PRACTICES

The board of directors of the Company (the "Board") believes that corporate governance is essential to the success of the Company and has adopted various measures to ensure that a high standard of corporate governance is maintained. Throughout the year ended 31 December 2006, the Company has applied the principles and complied with the requirements of the Code on Corporate Governance Practices (the "Code on CGP") listed out in Appendix 14 of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). The current practices will be reviewed and updated regularly to follow the latest practices in corporate governance.

BOARD OF DIRECTORS

The Board comprises:

Executive Directors

Ms. Chong Sok Un *(Chairman)*
Dato' Wong Peng Chong
Mr. Kong Muk Yin

Independent Non-executive Directors

Mr. Lo Wai On
Mr. Lau Siu Ki
Mr. Zhang Jian

The Board members have no financial, business, family or other material/relevant relationships with one another. Such balanced board composition is formed to ensure strong independence exists across the Board and has met the recommended practice under the Code on CGP for the Board to have at least one-third in number of its members comprising Independent Non-executive Directors.

The Independent Non-executive Directors possess appropriate professional qualifications or accounting or related financial management expertise. Having made specific enquiry with all Independent Non-executive Directors, all such Directors confirmed that they have met the criteria of Rule 3.13 of the Listing Rules regarding the guidelines for assessment of independence. The biographical details of the Directors are set out in pages 6 and 7 of this Annual Report.

CORPORATE GOVERNANCE REPORT

During the year, 4 full board meetings were held and the attendance of each Director is set out as follows:

Name of Directors	Number of board meetings attended in 2006	Attendance rate
Ms. Chong Sok Un *(Chairman)*	4/4	100%
Dato' Wong Peng Chong	4/4	100%
Mr. Kong Muk Yin	4/4	100%
Mr. Lo Wai On	4/4	100%
Mr. Lau Siu Ki	4/4	100%
Mr. Yu Qi Hao *(resigned on 16 October 2006)*	2/3	67%
Mr. Zhang Jian *(appointed on 16 October 2006)*	1/1	100%

The board meeting schedule for a year is planned in the preceding year. At least 14 days notice of all board meetings is given to all Directors and they can include matters for discussion in the agenda if the need arises. The Company Secretary assists the Chairman in preparing the agenda for meetings and ensures that all relevant rules and regulations are followed. The agenda and the accompanying board papers are sent to all Directors at least 3 days before the date of every board meeting so that the Directors have the time to review the documents.

Every Board member is entitled to have access to board papers and related materials and has unrestricted access to the advice and services of the Company Secretary, and has the liberty to seek external professional advice if so required. The Company Secretary continuously updates all Directors on the latest development of the Listing Rules and other applicable regulatory requirements to ensure compliance and upkeep of good corporate governance practice.

The Board is responsible for formulating overall strategy, monitoring and controlling the performance of the Group. In addition to its overall supervisory role, the Board also retains specific responsibilities such as approving specific senior appointments, approving financial accounts, recommending dividend payments, approving policies relating to the Board's compliance, etc whilst managing the Group's business is the responsibility of the management of the Group (the "Management").

When the Board delegates aspects of its management and administration functions to the Management, it has given clear directions, to the powers of the Management, in particular, with respect to the circumstances where the Management shall report back and obtain prior approval from the Board before making decisions or entering into any commitments on behalf of the Company.

CORPORATE GOVERNANCE REPORT

Chairman and Chief Executive Officer

The Chairman of the Company is Ms. Chong Sok Un. The roles of the Chairman and the Chief Executive Officer are segregated and assumed by separate individuals who have no relationship with each other, except as fellow Directors, to strike a balance of power and authority so that the job responsibilities are not concentrated on any one individual. The Chairman of the Board is responsible for the leadership and effective running of the Board, while the function of the Chief Executive Officer is performed by the two Executive Directors, namely Dato' Wong Peng Chong who is in charge of day-to-day business operations of the Group and Mr. Kong Muk Yin who is in charge of finance and accounts aspect of the Group. The functions and responsibilities between the Chairman and the two Executive Directors performing the function of Chief Executive Officer are clearly segregated.

Appointment and Re-election of Directors

The Independent Non-executive Directors have been appointed for a specific term, subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the provision of the bye-laws of the Company (the "Bye-laws").

The provision A.4.2 of the Code on CGP requires all Directors, including those appointed for a specific term, to be subject to retirement by rotation at least once every three years. A special resolution was passed at the annual general meeting of the Company held on 1 June 2006 whereby the Bye-laws was amended to align with code provision A.4.2 of the Code on CGP.

BOARD COMMITTEES

The Board establishes committees to assist it in carrying out its responsibilities. The Board has appointed 4 Board committees, viz, the Executive Committee, Investment Committee, Remuneration Committee and Audit Committee to oversee particular aspects of the Group's affairs. Each of the committees has defined terms of reference setting out its duties, powers and function. The committees report regularly to the Board and, where appropriate, make recommendations on matters discussed.

Executive Committee

The Executive Committee was established on 23 May 1998 with terms of reference. The Committee is composed of the Chairman and two Executive Directors of the Board. The Executive Committee is responsible for approving and monitoring the daily operations of the Group. The Executive Committee held 6 meetings during the year.

Investment Committee

The Investment Committee was established on 2 February 2000 with terms of reference. The Committee is composed of the Chairman and two Executive Directors of the Board. The Investment Committee is responsible for approving and monitoring the Group's investment related activities. The investment committee met 11 times during the year.

CORPORATE GOVERNANCE REPORT

Remuneration Committee

The Remuneration Committee was established on 15 April 2005 with terms of reference. The Committee comprises three Independent Non-executive Directors and two Executive Directors.

The meeting of the Remuneration Committee shall be held at least once a year. 4 meetings were held in 2006. The attendance of each member is set out as follows:

Name of member	Number of meetings attended in 2006	Attendance rate
Mr. Lau Siu Ki *(Chairman)*	4/4	100%
Mr. Lo Wai On	4/4	100%
Mr. Yu Qi Hao *(resigned on 16 October 2006)*	2/4	50%
Mr. Zhang Jian *(appointed on 16 October 2006)*	–	–
Dato' Wong Peng Chong	4/4	100%
Mr. Kong Muk Yin	4/4	100%

The remuneration policy of the Group is to ensure all its employees are remunerated in line with market terms and individual performance.

At the meetings held during the year, the overall pay trend in Hong Kong of 2006 was reviewed and noted and the terms of reference of the Committee were revised.

The major roles and functions of the Remuneration Committee are as follows:

1. To review annually and recommend to the Board the overall remuneration policy for the Directors and senior management.

2. To review annually the performance of the Executive Directors and senior management and recommend to the Board specific adjustments in remuneration and/or reward payments.

3. To ensure that the level of remuneration for Independent Non-executive Directors are linked to their level of responsibilities undertaken and contribution to the effective functioning of the Board.

4. To ensure that no Director is involved in deciding his own remuneration.

CORPORATE GOVERNANCE REPORT

Nomination of Directors

The Company does not have a Nomination Committee. The Board as a whole is responsible for the procedure of agreeing to the appointment of its members and for nominating appropriate person for election by shareholders at the annual general meeting, either to fill a casual vacancy or as an addition to the existing Directors.

According to the Bye-Laws, notice in writing of the intention to propose a person for election as a Director and notice in writing by that person of his willingness to be elected shall have been lodged at the Head Office or at the Registered Office of the Company at least seven days before the date of the general meeting, or else no person, other than a retiring Director, shall, unless recommended by the Board for election, be eligible for election to the office of Director at any general meeting.

The period for lodgment of the notices referred to above will commence no earlier than the day after the despatch of the notice of the general meeting appointed for such election and end no later than 7 days prior to the date of such general meeting.

During the year, Mr. Zhang Jian has been appointed to the Board to fill the casual vacancy created by the resignation of Mr Yu Qi Hao on 16 October 2006.

The detailed information on election of Directors including detailed biography of all Directors standing for election or re-election to ensure shareholders to make an informed decision on their election has been set out in the circular regarding, inter alia, the share repurchase mandate and notice of annual general meeting (the "Share Repurchase Circular").

Audit Committee

The Audit Committee of the Company comprises three Independent Non-executive Directors.

The Audit Committee shall meet at least twice a year. 5 meetings were held during the year. The minutes of the Audit Committee meetings were tabled to the Board for noting and for action by the Board where appropriate, the attendance of each member is set out as follows:

Name of member	Number of meetings attended in 2006	Attendance rate
Mr. Lo Wai On *(Chairman)*	5/5	100%
Mr. Lau Siu Ki	5/5	100%
Mr. Yu Qi Hao *(resigned on 16 October 2006)*	5/5	100%
Mr. Zhang Jian *(appointed on 16 October 2006)*	–	–

CORPORATE GOVERNANCE REPORT

During the meetings held in 2006, the Audit Committee had performed the following work:

(i) reviewed the financial reports for the year ended 31 December 2005 and for the six months ended 30 June 2006;

(ii) reviewed the effectiveness of internal control system;

(iii) reviewed the external auditors' statutory audit plan and engagement letter;

(iv) reviewed the management letter from the external auditors in relation to the audit of the Group for the year ended 31 December 2005; and

(v) reviewed and recommended for approval by the Board the 2006 audit scope and fees.

The major roles and functions of the Audit Committee are as follows:

1. To consider the appointment of the external auditors, the audit fees, and any questions of resignation or dismissal of the external auditors of the Group.

2. To discuss with the external auditors the nature and scope of the audit.

3. To review the interim and annual financial statements before submission to the Board.

4. To discuss problems and reservations arising from the interim review and final audit, and any matters the auditors may wish to discuss.

5. To review the external auditors' management letters and management's response.

6. To review the Company's systems of financial controls, internal controls and risk management to ensure that they are appropriate and functioning properly.

7. To consider any findings of major investigations of internal control matters and management's response.

CORPORATE GOVERNANCE REPORT

AUDITORS' REMUNERATION

During the year under review, the remuneration paid or payable to the Company's auditors, Messrs Deloitte Touche Tohmatsu, is set out as follows:

Services rendered	Fees paid/payable HK$
Audit services	1,020,000
Non-audit services	208,016
	1,228,016

INTERNAL CONTROL

The Board and senior management are responsible for establishing, maintaining and operating an effective system of internal control. The internal control system of the Company comprises a well-established organizational structure and comprehensive polices and standards. The Board has clearly defined the authorities and key responsibilities of each business and operational unit to ensure adequate checks and balances.

The Board is of the view that the system of internal controls in place for the year under review and up to the date of issuance of the annual report and financial statements is sound and is sufficient to safeguard the interests of shareholders, employees, and the Group's assets.

The Management assists the Board in the implementation of the Board's policies and procedures on risk and control by identifying and assessing the risks faced, and involving in the design, operation and monitoring of suitable internal controls to mitigate and control these risks.

The key processes that have been established in reviewing the adequacy and integrity of the system of internal controls include the following:

a) The Executive Committee was established to ensure the effectiveness of the Group's daily operations and that the Group's operations are in accordance with the corporate objectives, strategies and the annual budget as well as the policies and business directions that have been approved.

b) The Audit Committee of the Company reviews internal control issues identified by external auditors, regulatory authorities and management, and evaluates the adequacy and effectiveness of the Group's risk management and internal control systems.

c) The Investment Committee was established to monitor the Group's investment related activities and respective operating and financial policies.

CORPORATE GOVERNANCE REPORT

d) The Remuneration Committee was established to ensure all the Directors and the senior management of the Group are remunerated in line with market terms and individual performance.

e) The corporate reporting functions are delegated to the accounting department in terms of proper and regular reviews on the deployment of resources and financial reporting systems. The corporate governance practices and compliance with the Listing Rules, Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and other applicable regulations are delegated to the company secretarial department. The Management reviews the system of internal controls and briefs the reporting systems with the Executive Directors regularly and the Audit Committee annually.

f) Every newly appointed Director was provided with a comprehensive handout detailing the responsibilities and duties of being a director of the Company. In particular highlighting the respective applicable rules and regulation, including the Listing Rules, which a director should aware and be informed on the first occasion of his appointment with the Company.

g) The Company has adopted the code of conduct regarding directors' securities transactions as set out in the Model Code for Securities Transactions by Directors of Listed Issuers in Appendix 10 of the Listing Rules (the "Model Code"). A copy of the Model Code was sent to each Director and the relevant employees of the Group who are required to be provided under the Model Code. Enquiries have been made with Directors and all the Directors have confirmed that they have complied with the required standards set out in the Model Code throughout the year.

ACCOUNTABILITY AND AUDIT

The Directors are responsible for overseeing the preparation of accounts of each financial period, which give to true and fair view of the state of affairs of the Group and of the results and cash flow for that period. In preparing the accounts for the year ended 31 December 2006, the Directors have selected suitable accounting policies and have applied them consistently, adopted appropriate Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards which are pertinent to its operations and relevant to the financial statements, made judgments and estimates that are prudent and reasonable, and have prepared the accounts on the going concern basis.

CORPORATE GOVERNANCE REPORT

COMMUNICATION WITH SHAREHOLDERS

The Company establishes and maintains different communication channels with its shareholders through the publication of annual and interim reports and press announcement. Such information is also available on the Company website.

The annual general meeting provides a useful forum for shareholders to exchange views with the Board. At the Company's 2006 Annual General Meeting, Chairman of the Board as well as Chairman of the Audit Committee and Remuneration Committee were present to answer shareholders' questions.

Details of the poll voting procedures and the rights of shareholders to demand a poll were included in the Share Repurchase Circular to shareholders dispatched together with the annual report. The said circular also included relevant details of proposed resolutions, including biography of each candidate standing for re-election.

At the Company's 2006 Annual General Meeting, all the resolutions were dealt with on a show of hands. All resolutions were passed.

On behalf of the Board

Chong Sok Un
Chairman

Hong Kong, 19 April 2007

AUDITOR'S REPORT

Deloitte.
德勤

德勤•關黃陳方會計師行
香港金鐘道88號
太古廣場一座35樓

Deloitte Touche Tohmatsu
35/F One Pacific Place
88 Queensway
Hong Kong

TO THE MEMBERS OF COL CAPITAL LIMITED
(incorporated in Bermuda with limited liability)

We have audited the consolidated financial statements of COL Capital Limited (the "Company") and its subsidiaries (collectively referred to as the "Group") set out on pages 23 to 69, which comprise the consolidated balance sheet as at 31 December 2006, and the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

DIRECTORS' RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL STATEMENTS

The Directors of the Company are responsible for the preparation and the true and fair presentation of these consolidated financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion on these consolidated financial statements based on our audit and to report our opinion solely to you, as a body, in accordance with Section 90 of the Bermuda Companies Act, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Group as at 31 December 2006 and of the Group's profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong
19 April 2007

CONSOLIDATED INCOME STATEMENT

For the year ended 31 December 2006

	Notes	2006 HK$'000	2005 HK$'000
Turnover	6	**1,229,840**	223,086
Sales of mobile phones		**67,098**	66,309
Rental income		**3,801**	2,723
		70,899	69,032
Cost of sales		**(65,493)**	(62,541)
Gross profit		**5,406**	6,491
Dividend income from listed investments		**17,717**	11,706
Interest income from loan receivables		**9,071**	11,693
Net gain on investments	8	**801,269**	79,562
Other income	9	**22,445**	14,950
Distribution costs		**(4,655)**	(6,060)
Administrative expenses		**(64,307)**	(27,705)
Other expenses		**(988)**	(136)
Finance costs	10	**(10,897)**	(1,571)
Gain on disposal of an associate		**1,740**	–
Gain on disposal of a subsidiary	40	–	3,544
Fair value changes on investment properties		**6,856**	11,360
Revaluation surplus on buildings		**387**	773
Profit before taxation		**784,044**	104,607
Tax charge	12	**(11,527)**	(99)
Profit for the year	13	**772,517**	104,508
Attributable to:			
Equity holders of the Company		**772,468**	104,511
Minority interests		**49**	(3)
		772,517	104,508
Dividends	14		
– Dividends paid		**14,280**	15,060
– Dividends proposed		**11,280**	11,879
Earnings per share	15		
– Basic		**HK$2.67**	HK$0.35

CONSOLIDATED BALANCE SHEET

At 31 December 2006

	Notes	2006 HK$'000	2005 HK$'000
Non-current assets			
Investment properties	16	**81,589**	136,526
Property, plant and equipment	17	**4,712**	51,825
Prepaid lease payments	18	**2,424**	2,483
Investment in an associate		**–**	–
Available-for-sale investments	19	**557,375**	171,633
Loan notes	20	**50,476**	86,805
Convertible bonds	21	**6,626**	–
		703,202	449,272
Current assets			
Inventories held for sale-finished goods		**1,471**	1,495
Investments held for trading	22	**1,690,510**	886,464
Amount due from a minority shareholder	23	**–**	4,805
Debtors, deposits and prepayments	24	**33,708**	12,501
Loan receivables	25	**123,598**	74,429
Tax recoverable		**3,543**	–
Pledged bank deposits	26	**–**	10,526
Bank balances and cash	26	**58,007**	16,819
		1,910,837	1,007,039
Assets classified as held for sale	27	**134,419**	–
		2,045,256	1,007,039
Current liabilities			
Creditors and accrued charges	28	**55,480**	41,176
Customers' deposits and receipts in advance		**31,283**	2,713
Other borrowings	29	**170,100**	100,986
Taxation payable		**15,657**	4,315
		272,520	149,190
Liabilities associated with assets classified as held for sale	27	**60,044**	–
		332,564	149,190
Net current assets		**1,712,692**	857,849
		2,415,894	1,307,121

CONSOLIDATED BALANCE SHEET

At 31 December 2006

	Notes	2006 HK$'000	2005 HK$'000
Capital and reserves			
Share capital	30	**2,829**	2,975
Reserves		**2,396,218**	1,281,957
Equity attributable to equity holders of the Company		**2,399,047**	1,284,932
Minority interests		**16,847**	16,798
Total equity		**2,415,894**	1,301,730
Non-current liability			
Deferred tax liability	31	–	5,391
		2,415,894	1,307,121

The financial statements on pages 23 to 69 were approved and authorised for issue by the Board of Directors on 19 April 2007 and are signed on its behalf by:

Ms. Chong Sok Un
DIRECTOR

Dato' Wong Peng Chong
DIRECTOR

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 31 December 2006

	Attributable to equity holders of the Company									
	Share capital HK$'000	Share premium HK$'000	Building revaluation reserve HK$'000	Investment revaluation reserve HK$'000	Capital redemption reserve HK$'000	Translation reserve HK$'000	Retained profits HK$'000	Total HK$'000	Minority interests HK$'000	Total equity HK$'000
At 1 January 2005	3,018	676,818	1,064	34,188	1,922	(2)	487,253	1,204,261	–	1,204,261
Fair value changes on available-for-sale investments	–	–	–	(3,684)	–	–	–	(3,684)	–	(3,684)
Exchange differences arising from translation of financial statements of overseas subsidiaries	–	–	–	–	–	472	–	472	–	472
Net (expenses) income recognised directly in equity	–	–	–	(3,684)	–	472	–	(3,212)	–	(3,212)
Profit for the year	–	–	–	–	–	–	104,511	104,511	(3)	104,508
Total recognised income and (expense) for the year	–	–	–	(3,684)	–	472	104,511	101,299	(3)	101,296
Arising from acquisition of a subsidiary (note 39)	–	–	–	–	–	–	–	–	11,996	11,996
Capital contribution from a minority shareholder	–	–	–	–	–	–	–	–	4,805	4,805
Dividends paid	–	–	–	–	–	–	(15,060)	(15,060)	–	(15,060)
Repurchase of shares	(43)	(5,525)	–	–	43	–	(43)	(5,568)	–	(5,568)
At 31 December 2005	2,975	671,293	1,064	30,504	1,965	470	576,661	1,284,932	16,798	1,301,730
Fair value changes on available-for-sale investments	–	–	–	427,864	–	–	–	427,864	–	427,864
Surplus on revaluation of buildings	–	–	210	–	–	–	–	210	–	210
Exchange differences arising from translation of financial statements of overseas subsidiaries	–	–	–	–	–	499	–	499	–	499
Net income recognised directly in equity	–	–	210	427,864	–	499	–	428,573	–	428,573
Transfer to profit or loss on disposal of available-for-sale investments	–	–	–	(26,268)	–	–	–	(26,268)	–	(26,268)
Profit for the year	–	–	–	–	–	–	772,468	772,468	49	772,517
Total recognised income for the year	–	–	210	401,596	–	499	772,468	1,174,773	49	1,174,822
Dividends paid	–	–	–	–	–	–	(14,280)	(14,280)	–	(14,280)
Repurchase of shares (note 30)	(146)	(46,232)	–	–	146	–	(146)	(46,378)	–	(46,378)
At 31 December 2006	2,829	625,061	1,274	432,100	2,111	969	1,334,703	2,399,047	16,847	2,415,894

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31 December 2006

	Notes	2006 HK$'000	2005 HK$'000
OPERATING ACTIVITIES			
Profit before taxation		**784,044**	104,607
Adjustments for:			
Interest income		**(11,013)**	(14,837)
Depreciation of property, plant and equipment		**389**	617
Write-down of inventories		**1,070**	92
Interest expense		**10,897**	1,571
Amortisation of prepaid lease payments		**59**	59
Gain on disposal of an associate		**(1,740)**	–
Net realised gain on derivatives		**(1,594)**	(1,464)
Realisation gain on disposal of available-for-sale investments		**(26,268)**	–
Changes in fair value of investments held for trading		**(439,498)**	(61,506)
Discount on early redemption of loan notes		**3,962**	1,000
Fair value changes on investment properties		**(6,856)**	(11,360)
Revaluation surplus on buildings		**(387)**	(773)
Gain on disposal of a subsidiary		**–**	(3,544)
Operating cash flow before movements in working capital		**313,065**	14,462
(Increase) decrease in inventories		**(1,046)**	8,039
Increase in investments held for trading		**(362,954)**	(122,997)
(Increase) decrease in debtors, deposits and prepayments		**(21,822)**	16,404
(Increase) decrease in loan receivables		**(49,169)**	1,078
Increase (decrease) in creditors and accrued charges		**38,920**	(42,876)
Increase (decrease) in customers' deposits and receipts in advance		**58,597**	(800)
Cash used in operating activities		**(24,409)**	(126,690)
Interest paid		**(10,897)**	(1,571)
Tax paid		**(3,718)**	(100)
NET CASH USED IN OPERATING ACTIVITIES		**(39,024)**	(128,361)

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31 December 2006

	Notes	2006 HK$'000	2005 HK$'000
INVESTING ACTIVITIES			
Proceeds from disposal of available-for-sale investment		**42,122**	–
Net proceeds from redemption of loan notes		**39,503**	59,000
Decrease in pledged bank deposits		**10,526**	4,656
Interest received		**3,877**	4,888
Proceeds on disposal of an associate		**1,740**	–
Purchases of investment property		**(19,114)**	–
Purchases of convertible bond		**(6,626)**	–
Purchases of property, plant and equipment		**(101)**	(88)
Proceeds from disposal of an investment property		–	100
Purchases of available-for-sale investments		–	(7,760)
Acquisition of a subsidiary	39	–	(30,971)
Disposal of a subsidiary	40	–	3,544
NET CASH FROM INVESTING ACTIVITIES		**71,927**	33,369
FINANCING ACTIVITIES			
New borrowings raised		**1,451,630**	151,048
Repayments of borrowings		**(1,382,516)**	(50,062)
Repurchase of shares		**(46,378)**	(5,568)
Dividends paid		**(14,280)**	(15,060)
NET CASH FROM FINANCING ACTIVITIES		**8,456**	80,358
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		**41,359**	(14,634)
EFFECT OF CHANGES IN FOREIGN EXCHANGE RATES		**(171)**	(812)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR		**16,819**	32,265
CASH AND CASH EQUIVALENTS AT END OF THE YEAR, represented by bank balances and cash		**58,007**	16,819

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2006

1. GENERAL

The Company is incorporated in Bermuda as an exempted company with limited liability and its shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). The addresses of the registered office and principal place of business of the Company are disclosed on page 2 of the annual report.

The consolidated financial statements are presented in Hong Kong dollars, which is the same as the functional currency of the Company.

The Company is an investment holding company. The activities of its principal subsidiaries are set out in note 41.

2. APPLICATION OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS ("HKFRS")

In the current year, the Group has applied, for the first time, a number of new standards, amendments and interpretations ("new HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") that are either effective for accounting periods beginning on or after 1 December 2005 or 1 January 2006. The adoption of the new HKFRSs had no material effect on how the Group's results and financial position for the current or prior accounting periods have been prepared and presented. Accordingly, no prior year adjustment has been required.

The Group has not early applied the following new standards, amendments or interpretations that have been issued but are not yet effective. The Directors of the Company anticipate that the application of these new standards, amendments or interpretations will have no material impact on the results and the financial position of the Group.

HKAS 1 (Amendment)	Capital disclosures [1]
HKFRS 7	Financial instruments: Disclosures [1]
HKFRS 8	Operating segments [2]
HK(IFRIC) – INT 7	Applying the restatement approach under HKAS 29 Financial Reporting in Hyperinflationary Economies [3]
HK(IFRIC) – INT 8	Scope of HKFRS 2 [4]
HK(IFRIC) – INT 9	Reassessment of embedded derivatives [5]
HK(IFRIC) – INT 10	Interim financial reporting and impairment [6]
HK(IFRIC) – INT 11	HKFRS 2 – Group and Treasury Share Transactions [7]
HK(IFRIC) – INT 12	Service concession arrangements [8]

[1] Effective for accounting periods beginning on or after 1 January 2007.
[2] Effective for accounting periods beginning on or after 1 January 2009.
[3] Effective for accounting periods beginning on or after 1 March 2006.
[4] Effective for accounting periods beginning on or after 1 May 2006.
[5] Effective for accounting periods beginning on or after 1 June 2006.
[6] Effective for accounting periods beginning on or after 1 November 2006.
[7] Effective for accounting periods beginning on or after 1 March 2007.
[8] Effective for accounting periods beginning on or after 1 January 2008.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2006

3. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared under the historical cost basis except for certain properties and financial instruments, which are measured at revalued amounts or fair values, as explained in the accounting policies set out below.

The consolidated financial statements have been prepared in accordance with HKFRSs issued by the HKICPA. In addition, the consolidated financial statements include applicable disclosures required by the Rules Governing the Listing of Securities on the Stock Exchange and by the Hong Kong Companies Ordinance.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries). Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by other members of the Group.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Minority interests in the net assets of consolidated subsidiaries are presented separately from the Group's equity therein. Minority interests in the net assets consist of the amount of those interests at the date of the original business combination and the minority's share of changes in equity since the date of the combination. Losses applicable to the minority in excess of the minority's interest in the subsidiary's equity are allocated against the interests of the Group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods sold and securities trading and investment in the normal course of business, net of discounts and sales related taxes.

Trading of securities is recognised on trade date basis when the relevant contracts are executed.

Sales of goods are recognised when goods are delivered and title has passed.

Dividend income from investments is recognised when the Group's rights to receive payment have been established.

Interest income from a financial asset is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts the estimated future cash receipts through the expected life of the financial asset to that asset's net carrying amount.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2006

3. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Investment properties

On initial recognition, investment properties are measured at cost, including any directly attributable expenditure. Subsequent to initial recognition, investment properties are measured using the fair value model. Gains or losses arising from changes in the fair value of investment property are included in profit or loss for the period in which they arise.

An investment property is derecognised upon disposal or when the investment property is permanently withdrawn from use or no future economic benefits are expected from its disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated income statement in the year in which the item is derecognised.

Property, plant and equipment

Property, plant and equipment, other than construction in progress, are stated at cost or fair value less subsequent accumulated depreciation and accumulated impairment losses.

Construction in progress represents property, plant and equipment in the course of construction for production or for its own use purposes. Construction in progress is carried at cost less any recognised impairment loss. Construction in progress is classified to the appropriate category of property, plant and equipment when completed and ready for intended use. Depreciation of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use.

Buildings held for use in the production or supply of goods or services, or for administrative purposes, are stated in the balance sheet at their revalued amounts, being the fair value at the date of revaluation less any subsequent accumulated depreciation and any subsequent accumulated impairment losses. Revaluations are performed with sufficient regularity such that the carrying amount does not differ materially from that which would be determined using fair values at the balance sheet date.

Any revaluation increase arising on the revaluation of buildings is credited to the building revaluation reserve, except to the extent that it reverses a revaluation decrease of the same asset previously recognised as expense, in which case the increase is credited to the consolidated income statement to the extent of the decrease previously charged. A decrease in carrying amount arising on revaluation of an asset is dealt with as an expense to the extent that it exceeds the balance, if any, on the building revaluation reserve relating to a previous revaluation of that asset. On the subsequent sale or retirement of a revalued property, the attributable revaluation surplus is transferred directly to retained profits.

Depreciation is provided to write off the cost or fair value of items of property, plant and equipment, other than construction in progress, over their estimated useful lives and after taking into account of their estimated residual value, using the straight-line method.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the consolidated income statement in the year in which the item is derecognised.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2006

3. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Investment in an associate

An associate is an entity over which the investor has significant influence and that is neither a subsidiary nor an interest in a joint venture.

The results and assets and liabilities of an associate are incorporated in these consolidated financial statements using the equity method of accounting. Under the equity method, investment in an associate is carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Group's share of the net assets of the associate, less any identified impairment loss. When the Group's share of losses of an associate equals or excess its interest in that associate (which includes any long-term interests that, in substance, form part of the Group's net investment in the associate), the Group discontinues recognising its share of further losses. An additional share of losses is provided for and a liability is recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of that associate.

Any excess of the cost of acquisition over the Group's share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the associate recognised at the date of acquisition is recognised as goodwill. The goodwill is included within the carrying amount of the investment and is assessed for impairment as part of the investment.

Any excess of the Group's share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, is recognised immediately in profit or loss.

Where a group entity transacts with an associate of the Group, profits and losses are eliminated to the extent of the Group's interest in the relevant associate.

Non-current assets held for sale

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition.

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of the assets' (disposal groups') previous carrying amount and fair value less costs to sell.

Prepaid lease payments

Prepaid lease payments of land under operating lease are charged to the consolidated income statement on a straight-line basis over the lease terms.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2006

3. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Financial instruments

Financial assets and financial liabilities are recognised on the consolidated balance sheet when a group entity becomes a party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognised immediately in profit or loss.

Financial assets

The Group's financial assets are classified into one of the three categories, including financial assets at fair value through profit or loss, loans and receivables and available-for-sale financial assets. All regular way purchases or sales of financial assets are recognised and derecognised on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace. The accounting policies adopted in respect of each category of financial assets are set out below.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss comprise investments held for trading. At each balance sheet date subsequent to initial recognition, financial assets at fair value through profit or loss are measured at fair value, with changes in fair value recognised directly in profit or loss in the period in which they arise.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. At each balance sheet date subsequent to initial recognition, loans and receivables including loan notes, convertible bonds, amount due from a minority shareholder, debtors, loan receivables, pledged bank deposits and bank balances are carried at amortised cost using the effective interest method, less any identified impairment losses. An impairment loss is recognised in profit or loss when there is objective evidence that the asset is impaired, and is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. Impairment losses are reversed in subsequent periods when an increase in the asset's recoverable amount can be related objectively to an event occurring after the impairment was recognised, subject to a restriction that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortised cost would have been had the impairment not been recognised.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2006

3. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Financial instruments *(Continued)*

Financial assets (Continued)

Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated or not classified as loans and receivables and financial assets at fair value through profit or loss. At each balance sheet date subsequent to initial recognition, available-for-sale financial assets are measured at fair value. Changes in fair value are recognised in equity, until the financial asset is disposed of or is determined to be impaired, at which time, the cumulative gain or loss previously recognised in equity is removed from equity and recognised in profit or loss. Any impairment losses on available-for-sale financial assets are recognised in profit or loss. Impairment losses on available-for-sale equity investments will not be reversed in profit or loss in subsequent periods.

Financial liabilities and equity

Financial liabilities and equity instruments issued by a group entity are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities. The accounting policies adopted in respect of financial liabilities and equity instruments are set out below.

Financial liabilities

Financial liabilities including creditors, customers' deposits and other borrowings are subsequently measured at amortised cost, using the effective interest method.

Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

Derivative financial instruments

Derivative financial instruments are initially measured at fair value at the date a derivative contract is entered into and are subsequently remeasured to their fair value at each balance sheet date.

Embedded derivatives

Derivatives embedded in non-derivative host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and the host contracts are not measured at fair value with changes in fair value recognised in profit or loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2006

3. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Derecognition

Financial assets are derecognised when the rights to receive cash flows from the assets expire or, the financial assets are transferred and the Group has transferred substantially all the risks and rewards of ownership of the financial assets. On derecognition of a financial asset, the difference between the asset's carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognised directly in equity is recognised in profit or loss.

Financial liabilities are derecognised when the obligation specified in the relevant contract is discharged, cancelled or expires. The difference between the carrying amount of the financial liability derecognised and the consideration paid and payable is recognised in profit or loss.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated using the weighted average method.

Impairment

At each balance sheet date, the Group reviews the carrying amounts of its assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately, unless the relevant asset is carried at a revalued amount under another HKFRS, in which case the impairment loss is treated as a revaluation decrease under that HKFRS.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, such that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately, unless the relevant asset is carried at a revalued amount under another HKFRS, in which case the reversal of the impairment loss is treated as a revaluation increase under that HKFRS.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the consolidated income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted at the balance sheet date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2006

3. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Taxation *(Continued)*

Deferred tax is recognised on differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax base used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited to profit or loss, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Borrowing costs

All borrowing costs are recognised as and included in finance costs in the consolidated income statement in the period in which they are incurred.

Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

The Group as lessor

Rental income from operating leases is recognised in the consolidated income statement on a straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognised as an expense on a straight-line basis over the lease term.

The Group as lessee

Rentals payable under operating leases are charged to profit or loss on a straight-line basis over the term of the relevant lease. Benefits received and receivable as an incentive to enter into an operating lease are recognised as a reduction of rental expense over the lease term on a straight-line basis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2006

3. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Retirement benefits scheme

Payments to the Group's defined contribution scheme or Mandatory Provident Fund Scheme are charged as an expense when employees have rendered service entitling them to the contributions.

Foreign currencies

In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are recorded in the respective functional currency (i.e. the currency of the primary economic environment in which the entity operates) at the rates of exchanges prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognised in profit or loss in the period in which they arise. Exchange differences arising on the retranslation of non-monetary items carried at fair value are included in profit or loss for the period except for differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognised directly in equity, in which cases, the exchange differences are also recognised directly in equity.

For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Group's foreign operations are translated into the presentation currency of the Company (i.e. Hong Kong dollars) at the rate of exchange prevailing at the balance sheet date, and their income and expenses are translated at the average exchange rates for the year, unless exchange rates fluctuate significantly during the period, in which case, the exchange rates prevailing at the dates of transactions are used. Exchange differences arising, if any, are recognised as a separate component of equity (the translation reserve). Such exchange differences are recognised in profit or loss in the period in which the foreign operation is disposed of.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2006

4. KEY SOURCES OF ESTIMATION UNCERTAINTY

In the process of applying the Group's accounting policies, which are described in note 3 above, management has made various estimates based on past experience, expectations of the future and other information. The key source of estimation uncertainty that can significantly affect the amounts recognised in the consolidated financial statements in the next year are set out below.

Income taxes

As at 31 December 2006, no deferred tax asset was recognised in the Group's consolidated balance sheet in relation to the estimated unused tax losses of approximately HK$1,235 million. The realisability of the deferred tax asset mainly depends on whether sufficient future profits or taxable temporary differences will be available in the future. In case where the actual future profits generated are more than expected, further recognition of deferred tax asset in relation to unutilised tax losses may arise, which would be recognised in the consolidated income statement for the period in which such a recognition takes place.

5. FINANCIAL INSTRUMENTS

The Group's major financial instruments include equity investments, loan notes, convertible bonds, loan receivables, debtors, creditors, customers' deposits, other borrowings and bank balances. Details of these financial instruments are disclosed in respective notes. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below. The management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.

Market risk

(i) Currency risk

The Group is engaged in securities trading and investments which are denominated in foreign currencies and is therefore exposed to foreign currency risk. The Group currently does not have a foreign currency hedging policy.

However, the Group's management monitors foreign exchange exposure and will consider hedging significant foreign currency exposure should the need arises. The management would seek financial consultant to advise on the investment portfolio held by the Group, if necessary.

(ii) Price risk

The Group's available-for-sale investments and investments held for trading are measured at fair value at each balance sheet date. Therefore, the Group is exposed to equity price risk. The Group's investment committee manages this exposure by maintaining a portfolio of investments with different risk profiles.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2006

5. FINANCIAL INSTRUMENTS *(Continued)*

Market risk *(Continued)*

(iii) Interest rate risk

The Group's fair value interest rate risk relates primarily to fixed rate loan notes, fixed rate convertible bonds and fixed rate loan receivables. The Group's cash flow interest rate risk relates to its variable rate loan receivables and other borrowings.

The Group currently does not have an interest rate hedging policy. However, the management monitors interest rate exposure and will consider hedging significant interest rate exposure should the need arises.

Credit risk

The Group's credit risk are primarily attributable to trade debtors, loan notes, convertible bonds, loan receivables, bank balances in financial instruments.

The Group's maximum exposure to credit risk which will cause a financial loss to the Group in the event of the counterparties failure to perform their obligations as at 31 December 2006 in relation to each class of recognised financial assets is the carrying amount of those assets as stated in the consolidated balance sheet.

The Group's bank balances are deposited with banks of high credit ratings in Hong Kong.

The Group has significant concentration of credit risk on loan notes, convertible bonds and loan receivables as the credit risk on loan rates, convertible bonds and loan receivables are mainly attributable from certain limited counterparties, other than the aforesaid, there is no significant concentration of credit risk in trade debtors as the exposure spread over a number of counter-parties and customers.

In order to minimise credit risk, management has delegated a team to be responsible for the determination of credit limits, credit approvals and other monitoring procedures. In addition, management reviews the recoverable amount of each individual trade debt, loan notes, convertible bonds, and loan receivables regularly to ensure that adequate impairment losses are recognised for irrecoverable debts. In this regard, management considers that the Group's credit risk is significant reduced.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2006

5. FINANCIAL INSTRUMENTS *(Continued)*

Fair value

The fair values of financial assets and financial liabilities are determined as follows:

- the fair values of financial assets and financial liabilities with standard terms and conditions and traded on active liquid markets are determined with reference to quoted market bid and ask prices; the fair values of the unit trusts have been determined by reference to the published price quotations; the fair values of the club debentures have been determined by reference to the recent transaction prices of similar club debentures;

- the fair values of other financial assets and financial liabilities (excluding derivative instruments) are determined in accordance with generally accepted pricing models based on discounted cash flow analysis using the relevant prevailing market rates; and

- the fair values of derivative instruments are calculated using quoted prices from independent financial institutions. Where such prices are not available, the fair value of a non-option derivative is estimated using discounted cash flow analysis and the applicable yield curve. For an option derivative, the fair value is estimated using option pricing model (for example, the binomial model).

The Directors consider that the carrying amounts of financial assets and financial liabilities recorded in the consolidated financial statements approximate their fair value.

6. TURNOVER

	2006	2005
	HK$'000	HK$'000
Sales of mobile phones	**67,098**	66,309
Proceeds from sales of investments held for trading	**1,132,153**	130,655
Dividend income from listed investments	**17,717**	11,706
Interest income from loan receivables	**9,071**	11,693
Rental income	**3,801**	2,723
	1,229,840	223,086

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2006

7. BUSINESS AND GEOGRAPHICAL INFORMATION

Business segments

The Group is currently organised into four main operating divisions – mobile phone distribution, securities trading and investments, financial services and property investment. These divisions are the bases on which the Group reports its primary segment information.

Segment information about these businesses is presented below:

For the year ended 31 December 2006

	Mobile phone distribution HK$'000	Securities trading and investments HK$'000	Financial services HK$'000	Property investment HK$'000	Consolidated HK$'000
Turnover	67,098	1,149,870	9,071	3,801	1,229,840
Segment result	(4,856)	835,379	8,832	9,081	848,436
Gain on disposal of an associate					1,740
Revaluation surplus on buildings					387
Unallocated other income					2,470
Unallocated corporate expenses					(58,092)
Finance costs					(10,897)
Profit before taxation					784,044
Tax charge					(11,527)
Profit for the year					772,517

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2006

7. BUSINESS AND GEOGRAPHICAL INFORMATION *(Continued)*

Business segments *(Continued)*

For the year ended 31 December 2006 (*Continued*)

	Mobile phone distribution HK$'000	Securities trading and investments HK$'000	Financial services HK$'000	Property investment HK$'000	Consolidated HK$'000
Balance sheet					
Assets					
Segment assets	10,232	2,332,833	127,585	88,529	2,559,179
Assets classified as held for sale	-	-	-	134,419	134,419
Unallocated corporate assets					54,860
Consolidated total assets					2,748,458
Liabilities					
Segment liabilities	5,083	215,280	2,658	11,138	234,159
Liabilities associated with assets classified as held for sale	–	–	–	60,044	60,044
Unallocated corporate liabilities					38,361
Consolidated total liabilities					332,564

	Mobile phone distribution HK$'000	Securities trading and investments HK$'000	Financial services HK$'000	Property investment HK$'000	Unallocated HK$'000	Consolidated HK$'000
Other information						
Capital expenditure	89	–	–	19,114	12	19,215
Depreciation	92	-	–	141	156	389
Write-down of inventories	1,070	–	–	–	–	1,070

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2006

7. BUSINESS AND GEOGRAPHICAL INFORMATION *(Continued)*

Business segments *(Continued)*

For the year ended 31 December 2005

	Mobile phone distribution HK$'000	Securities trading and investments HK$'000	Financial services HK$'000	Property investment HK$'000	Consolidated HK$'000
Turnover	66,309	142,361	11,693	2,723	223,086
Segment result	(2,086)	104,524	11,528	12,166	126,132
Gain on disposal of a subsidiary					3,544
Revaluation surplus on buildings					773
Unallocated other income					853
Unallocated corporate expenses					(25,124)
Finance costs					(1,571)
Profit before taxation					104,607
Tax charge					(99)
Profit for the year					104,508

	Mobile phone distribution HK$'000	Securities trading and investments HK$'000	Financial services HK$'000	Property investment HK$'000	Consolidated HK$'000
Balance sheet					
Assets					
Segment assets	5,965	1,150,463	75,034	195,760	1,427,222
Unallocated corporate assets					29,089
Consolidated total assets					1,456,311
Liabilities					
Segment liabilities	3,789	101,834	1,550	35,518	142,691
Unallocated corporate liabilities					11,890
Consolidated total liabilities					154,581

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2006

7. BUSINESS AND GEOGRAPHICAL INFORMATION *(Continued)*

Business segments *(Continued)*

For the year ended 31 December 2005 (*Continued*)

	Mobile phone distribution HK$'000	Securities trading and investments HK$'000	Financial services HK$'000	Property investment HK$'000	Unallocated HK$'000	Consolidated HK$'000
Other information						
Capital expenditure	56	-	-	17	15	88
Depreciation	281	-	-	112	224	617
Write-down of inventories	92	-	-	-	-	92
Acquisition of a subsidiary in relation to investment property and construction in progress	-	-	-	127,039	-	127,039

Geographical segments

The Group's operations are located in Hong Kong and the Mainland China ("China").

The Group's distribution of mobile phone, securities trading and investments, and financial services are carried out in Hong Kong. Rental income from property investment is derived from Hong Kong and China.

The following table provides an analysis of the Group's turnover by geographical market:

	Turnover by geographical market	
	2006	2005
	HK$'000	HK$'000
Hong Kong	**1,227,902**	221,932
China	**1,938**	1,154
	1,229,840	223,086

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2006

7. BUSINESS AND GEOGRAPHICAL INFORMATION *(Continued)*

Geographical segments *(Continued)*

The following is an analysis of the carrying amount of segment assets, and additions to investment properties, property, plant and equipment, analysed by the geographical area in which the assets are located:

	Carrying amount of segment assets		**Additions to investment properties, property, plant and equipment**	
	At 31.12.2006 HK$'000	At 31.12.2005 HK$'000	**Year ended 31.12.2006 HK$'000**	Year ended 31.12.2005 HK$'000
Hong Kong	**2,490,594**	1,259,467	**19,215**	88
China	**68,585**	167,755	**–**	127,039
	2,559,179	1,427,222	**19,215**	127,127

8. NET GAIN ON INVESTMENTS

	2006 HK$'000	2005 HK$'000
Net realised gain on disposal of investments held for trading	**337,871**	17,592
Change in fair value of investments held for trading *(Note a)*	**439,498**	61,506
Net realised gain on derivatives	**1,594**	1,464
Realisation gain on disposal of available-for-sale investments	**26,268**	–
Discount on early redemption of loan notes *(Note b)*	**(3,962)**	(1,000)
	801,269	79,562

Note:

(a) Change in fair value of investments held for trading excludes dividend income.

(b) During the year, AG (as defined in note 20) early redeemed all of the loan notes at HK$43,465,000 with a discount on early redemption of HK$3,962,000 at the request of the Group. The net redemption proceed was HK$39,503,000.

During the year ended 31 December 2005, SHK (as defined in note 20) early redeemed part of the loan note at HK$60,000,000 with a discount on early redemption of HK$1,000,000 at the request of the Group. The net redemption proceed was HK$59,000,000.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2006

9. OTHER INCOME

	2006 HK$'000	2005 HK$'000
Interest income from:		
– Loan notes	**9,287**	14,077
– Bank deposits	**1,412**	695
– Others	**314**	65
	11,013	14,837
Net exchange gain	**10,668**	–
Others	**764**	113
	22,445	14,950

10. FINANCE COSTS

The amounts represent interest on other borrowings wholly repayable within five years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2006

11. DIRECTORS' EMOLUMENTS AND FIVE HIGHEST PAID INDIVIDUALS

Directors' emoluments

The Directors' emoluments are analysed as follows:

	For the year ended 31 December 2006				
	Directors' fees HK$'000	Salaries and other benefits HK$'000	Performance related incentive payments HK$'000 (Note)	Retirement benefits scheme contributions HK$'000	Total emoluments HK$'000
Executive Directors					
Ms. Chong Sok Un	–	455	42,000	12	42,467
Dato' Wong Peng Chong	–	1,300	200	12	1,512
Mr. Kong Muk Yin	–	920	160	12	1,092
Independent Non-executive Directors					
Mr. Lo Wai On	180	–	–	–	180
Mr. Lau Siu Ki	180	–	–	–	180
Mr. Yu Qi Hao	80	–	–	–	80
Mr. Zhang Jian	–	–	–	–	–
	440	2,675	42,360	36	45,511

	For the year ended 31 December 2005				
	Directors' fees HK$'000	Salaries and other benefits HK$'000	Performance related incentive payments HK$'000 (Note)	Retirement benefits scheme contributions HK$'000	Total emoluments HK$'000
Executive Directors					
Ms. Chong Sok Un	–	455	13,000	12	13,467
Dato' Wong Peng Chong	–	1,300	–	12	1,312
Mr. Kong Muk Yin	–	715	–	12	727
Independent Non-executive Directors					
Mr. Lo Wai On	180	–	–	–	180
Mr. Lau Siu Ki	180	–	–	–	180
Mr. Yu Qi Hao	53	–	–	–	53
	413	2,470	13,000	36	15,919

Note: The performance related incentive payments are determined by reference to the individual performance of the Directors and approved by the Remuneration Committee.

During the year, no remuneration was paid by the Group to the Directors as an inducement to join or upon joining the Group or as compensation for loss of office. None of the Directors has waived any remuneration during the year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2006

11. DIRECTORS' EMOLUMENTS AND FIVE HIGHEST PAID INDIVIDUALS *(Continued)*

Five highest paid individuals

During the year, the five highest paid individuals included three Directors (2005: three), details of their emoluments are set out above. The emoluments for the remaining two (2005: two) highest paid individuals of the Group are as follows:

	2006 HK$'000	2005 HK$'000
Salaries and other benefits	**1,325**	1,245
Retirement benefits scheme contributions	**24**	24
	1,349	1,269

The emoluments are within the following bands:

	2006 Number of employees	2005 Number of employees
Nil to HK$1,000,000	**2**	2

12. TAX CHARGE

	2006 HK$'000	2005 HK$'000
Current tax:		
Profits Tax in Hong Kong	**(11,342)**	–
Enterprise income tax in China	**(185)**	(99)
	(11,527)	(99)

Hong Kong Profits Tax is calculated at 17.5% of the estimated assessable profit for the year.

Enterprise income tax in China is calculated at 33.3% of estimated assessable profit for both years except for the subsidiary which is eligible for certain tax holidays and concessions on China income tax.

No provision for Hong Kong Profits Tax was made for the year ended 31 December 2005 as the assessable profits were wholly absorbed by estimated tax losses brought forward.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2006

12. TAX CHARGE *(Continued)*

The tax charge for the year can be reconciled to the profit before taxation per the consolidated income statement as follows:

	2006 **HK$'000**	2005 HK$'000
Profit before taxation	**784,044**	104,607
Tax at the income tax rate of 17.5%	**(137,208)**	(18,306)
Tax effect of expenses that are not deductible	**(10,479)**	(2,029)
Tax effect of income that is not taxable	**82,438**	6,055
Utilisation of tax losses previously not recognised	**54,539**	14,914
Tax effect of tax losses not recognised	**(989)**	(1,019)
Effect of different tax rates of subsidiaries operating in other jurisdictions	**(83)**	(45)
Others	**255**	331
Tax charge for the year	**(11,527)**	(99)

13. PROFIT FOR THE YEAR

	2006 **HK$'000**	2005 HK$'000
Profit for the year has been arrived at after charging (crediting):		
Auditors' remuneration	**1,020**	918
Cost of inventories recognised as expenses	**62,847**	60,532
Amortisation of prepaid lease payments	**59**	59
Depreciation of property, plant and equipment	**389**	617
Write-down of inventories	**1,070**	92
Staff costs, inclusive of directors' emoluments	**52,560**	24,095
Gross rental income from properties	**(3,801)**	(2,723)
Less: Direct operating expenses that generated rental income	**1,535**	1,671
Direct operating expenses that did not generate rental Income	**41**	246
Net rental income	**(2,225)**	(806)
Net exchange loss	**-**	159

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2006

14. DIVIDENDS

	2006	2005
	HK$'000	HK$'000
Dividends recognised as distribution during the year:		
Interim dividend, paid – HK$0.01 per share (2005: HK$0.01)	**2,855**	2,990
2005 Final dividend paid – HK$0.04 per share	**11,425**	–
2004 Final dividend paid – HK$0.04 per share	**–**	12,070
	14,280	15,060

The final dividend of HK$0.04 per share for the year ended 31 December 2006 has been proposed by the Directors and is subject to approval by the shareholders in the annual general meeting.

15. EARNINGS PER SHARE

The calculation of basic earnings per share attributable to the ordinary equity holders of the Company is based on the following data:

	2006	2005
	HK$'000	HK$'000
Earnings for the purpose of basic earnings per share (Profit for the year attributable to equity holders of the Company)	**772,468**	104,511

	2006	2005
Weighted average number of ordinary shares for the purposes of basic earnings per share	**289,070,361**	300,660,114

No diluted earnings per share have been presented as there were no potential ordinary shares issued in both years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2006

16. INVESTMENT PROPERTIES

	HK$'000
FAIR VALUE	
At 1 January 2005	44,640
Exchange adjustments	621
Acquired on acquisition of a subsidiary	80,005
Disposal	(100)
Gain on fair value change for the year	11,360
At 31 December 2005	136,526
Exchange adjustments	321
Addition	19,114
Investment property held for sale (note 27)	(80,953)
Transfer from building	780
Transfer to building	(1,055)
Gain on fair value change for the year	6,856
At 31 December 2006	**81,589**

The Group's investment properties are analysed as follows:

	2006 **HK$'000**	2005 HK$'000
Properties held under medium term leases:		
– in Hong Kong	**53,559**	30,510
– in China	**24,950**	103,176
Properties situated in China held under long leases	**3,080**	2,840
	81,589	136,526

The fair value of the Group's investment properties at 31 December 2006 have been arrived at on the basis of a valuation carried out on that date by DTZ Debenham Tie Leung Limited, independent qualified professional valuers not connected with the Group. DTZ Debenham Tie Leung Limited has appropriate qualifications and recent experiences in the valuation of similar properties in the relevant locations. The valuation, which conforms to International Valuation Standards, was arrived at by reference to market evidence of transaction prices for similar properties.

All of the Group's property interests held under operating leases to earn rentals or for capital appreciation purposes are measured using the fair value model and are classified and accounted for as investment properties.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2006

17. PROPERTY, PLANT AND EQUIPMENT

	Construction in progress HK$'000	Buildings in Hong Kong under medium-term lease HK$'000	Computer and electronic equipment HK$'000	Furniture and fixtures HK$'000	Motor vehicles HK$'000	Total HK$'000
COST OR VALUATION						
At 1 January 2005	–	2,608	2,148	3,058	501	8,315
Exchange adjustment	663	–	–	–	–	663
Additions	–	–	37	51	–	88
Revaluation increase	–	712	–	–	–	712
Acquired on acquisition of a subsidiary	47,034	–	–	–	–	47,034
At 1 January 2006	47,697	3,320	2,185	3,109	501	56,812
Exchange adjustment	349	–	–	–	–	349
Additions	–	–	100	1	–	101
Revaluation increase	–	510	–	–	–	510
Transfer from investment properties	–	1,055	–	–	–	1,055
Transfer to investment properties	–	(780)	–	–	–	(780)
Assets as held for sale (note 27)	(48,046)	–	–	–	–	(48,046)
At 31 December 2006	**–**	**4,105**	**2,285**	**3,110**	**501**	**10,001**
Comprising:						
At cost	–	–	2,285	3,110	501	5,896
At valuation – 2006	–	4,105	–	–	–	4,105
	–	4,105	2,285	3,110	501	10,001
ACCUMULATED DEPRECIATION						
At 1 January 2005	–	–	1,633	2,297	501	4,431
Provided for the year	–	61	312	244	–	617
Eliminated on revaluation	–	(61)	–	–	–	(61)
At 1 January 2006	–	–	1,945	2,541	501	4,987
Provided for the year	–	87	139	163	–	389
Eliminated on revaluation	–	(87)	–	–	–	(87)
At 31 December 2006	**–**	**–**	**2,084**	**2,704**	**501**	**5,289**
CARRYING VALUES						
At 31 December 2006	**–**	**4,105**	**201**	**406**	**–**	**4,712**
At 31 December 2005	47,697	3,320	240	568	–	51,825

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2006

17. PROPERTY, PLANT AND EQUIPMENT *(Continued)*

The above items of property, plant and equipment are depreciated on a straight-line basis at the following rates per annum:

Buildings	Over the shorter of the lease terms or 30-50 years
Computer and electronic equipment	20%
Furniture and fixtures	20%
Motor vehicles	20% – 50%

The buildings of the Group were valued on 31 December 2006 by DTZ Debenham Tie Leung Limited, a firm of independent professional property valuers, on a market value basis. DTZ Debenham Tie Leung Limited is not connected with the Group. The revaluation surplus on buildings of HK$597,000 (2005: HK$773,000) has been credited to the consolidated income statement and to the building revaluation reserve of HK$387,000 and HK$210,000 respectively.

If the buildings had not been revalued, they would have been included in these consolidated financial statements at historical cost less accumulated depreciation of HK$2,156,000 (2005: HK$2,239,000).

18. PREPAID LEASE PAYMENTS

The Group's prepaid lease payments represent leasehold land in Hong Kong held under medium term leases.

The leasehold land is amortised on a straight-line basis over the remaining term of the leases.

19. AVAILABLE-FOR-SALE INVESTMENTS

Available-for-sale investments comprise:

	2006 **HK$'000**	2005 HK$'000
Listed investments:		
– Equity securities listed in Hong Kong	**420,503**	134,261
– Equity securities listed elsewhere (Note)	**115,607**	19,272
	536,110	153,533
Unlisted investments:		
– Unit trusts	**20,737**	17,572
– Club debentures	**528**	528
	21,265	18,100
Total	**557,375**	171,633

Note: The currency of the equity securities listed elsewhere is mainly denominated in Taiwan dollar.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2006

20. LOAN NOTES

The loan notes were issued by Sun Hung Kai & Co. Limited ("SHK") and Allied Group Limited ("AG"). The loan notes bear interest at 4% per annum (effective interest rate: 7.9%) for SHK and 2.25% per annum (effective interest rate: 7.5%) for AG and are redeemable by SHK and AG at SHK's and AG's option on or before 7 March 2008 and 15 August 2008 respectively unless specifically agreed by both parties.

During the year, AG early redeemed all of its issued loan note at the request of the Group. As at 31 December 2006, the entire balance represented loan note issued by SHK.

21. CONVERTIBLE BONDS

	2006 **HK$'000**
Unlisted debt securities	**6,626**

The Convertible Bonds (the "Bonds") carry the right to convert the principal amount of the Bonds into shares of HK$2.00 each in the share capital of the Bonds Issuer namely, Allied Properties (H.K.) Limited ("Bonds Issuer") at conversion price of HK$10.00 per share. The Group has the right to convert the outstanding principal amount of the Bonds into shares of the Bonds Issuer from 1 July 2009 and ending on the business day falling ten business days immediately preceding 9 November 2011 ("Conversion Period") at the initial rate of one Bonds to one new share of the Bond Issuer.

The Bonds bear interest at 7% per annum before the commencement of the Conversion Period and 4% per annum during the Conversion Period. The effective interest rate is 7%. The Bonds contain embedded derivative for the conversion option of the Bonds. The Group has assessed the fair value of the embedded derivative using the Binomial model and considered that there is no material financial impact on the result and the financial position of the Group.

22. INVESTMENTS HELD FOR TRADING

Investments held for trading include:

	2006 **HK$'000**	2005 HK$'000
Listed securities:		
– Equity securities listed in Hong Kong	**1,150,189**	571,410
– Equity securities listed elsewhere (Note)	**540,321**	315,054
	1,690,510	886,464

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2006

22. INVESTMENTS HELD FOR TRADING *(Continued)*

As at 31 December 2006, particulars of the Group's investments in the equity securities which exceed 10% of the assets of the Group disclosed pursuant to Section 129(2) of the Hong Kong Companies Ordinance are as follows:

Name of company	Place of incorporation	Class of shares	Percentage of issued share capital held by the Group
Allied Group Limited	Hong Kong	Ordinary	10.3%
Sun Hung Kai & Co. Limited	Hong Kong	Ordinary	5.9%
Mount Gibson Iron Limited	Australia	Ordinary	9.0%

Note: The currency of the equity securities listed elsewhere is mainly denominated in Australian dollar.

23. AMOUNT DUE FROM A MINORITY SHAREHOLDER

At 31 December 2005, the amount was unsecured, interest bearing at prime rate and was repayable within six months.

24. DEBTORS, DEPOSITS AND PREPAYMENTS

The Group has a policy of allowing an average credit period of 30-90 days to its trade debtors.

An aged analysis of trade debtors is as follows:

	2006 HK$'000	2005 HK$'000
Within 90 days	6,150	2,409
91 – 180 days	992	–
181 – 360 days	258	93
	7,400	2,502
Other debtors, deposits and prepayments	26,308	9,999
	33,708	12,501

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2006

25. LOAN RECEIVABLES

	2006	2005
	HK$'000	HK$'000
Fixed-rate loan	**121,380**	62,429
Variable-rate loan	**2,218**	12,000
	123,598	74,429

The average interest rate for the fixed-rate loan receivables was approximately 11% (2005: 12%) per annum.

The contracted interest rates of the variable-rate loan receivables denominated in Hong Kong dollars range from The Hongkong and Shanghai Banking Corporation Limited ("HSBC") prime rate to HSBC prime rate plus 2% (effective interest rate: 10%). Interest is normally repriced at every six months.

Fixed-rate loan receivables amounting to HK$80,102,000 (2005: HK$2,400,000) and variable-rate loan receivables amounting to HK$2,218,000 (2005: HK$12,000,000) are secured loans.

26. PLEDGED BANK DEPOSITS AND BANK BALANCES AND CASH

Bank balances carry interest at market rates which range from 2.75% to 4.60% (2005: 0.03% to 3.90%). The pledged bank deposits at 31 December 2005 represented deposit pledged to bank to secure banking facilities granted to the Group and carry fixed interest rate range from 0.38% to 3.16%. Such pledged bank deposits were released during the year.

27. DISPOSAL GROUP CLASSIFIED AS HELD FOR SALE

On 23 March 2006, the Group entered into a sale and purchase agreement (the "Agreement") with an independent third party pursuant to which the Group agreed to dispose of and the independent third party agreed to purchase the entire 75% equity interest in 深圳市天利安實業發展有限公司("天利安"), a non-wholly owned subsidiary of the Company, together with the amount due from a minority shareholder at an aggregate consideration of RMB99,900,000 (equivalent to HK$99,900,000), of which a deposit of RMB31,220,000 (equivalent to HK$30,027,000) had been received. The consideration was subsequent increased to RMB102,550,000 (equivalent to HK$102,550,000) and the Agreement was completed on 3 April 2007. The profit from the disposal will be reflected in the Group's consolidated financial statements for the year ending 31 December 2007. The assets and liabilities related to 天利安, have been classified as a disposal group held for sale and are presented separately in the consolidated balance sheet.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2006

27. DISPOSAL GROUP CLASSIFIED AS HELD FOR SALE *(Continued)*

The major classes of assets and liabilities associated with the disposal group classified as held for sale are as follows:

	31.12.2006
	HK$'000
Investment property	**80,953**
Construction in progress	**48,046**
Debtors, deposits and prepayments	**615**
Amount due from a minority shareholder	**4,805**
Total assets classified as held for sale	**134,419**
Creditors and accrued charges	**24,616**
Deposit received	**30,027**
Deferred tax liability	**5,391**
Taxation payable	**10**
Liabilities associated with assets classified as held for sale	**60,044**

28. CREDITORS AND ACCRUED CHARGES

Creditors and accrued charges principally comprise amounts outstanding for trade purpose and ongoing costs.

An aged analysis of trade creditors is as follows:

	2006	2005
	HK$'000	HK$'000
Trade creditors due within 90 days	**14,684**	35
Other creditors and accrued charges	**40,796**	41,141
	55,480	41,176

29. OTHER BORROWINGS

Other borrowings represent securities margin financing received from stock broking, futures and options broking house. The entire borrowings are secured by the Group's pledged marketable securities, repayable on demand and bear interest range from 4.35% to 8.25% (2005: 4.0% to 8.0%).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2006

30. SHARE CAPITAL

	Number of shares		Value	
	2006	2005	**2006**	2005
			HK$'000	HK$'000
Ordinary shares of HK$0.01 each				
Authorised:				
At beginning and end of the year	**30,000,000,000**	30,000,000,000	**300,000**	300,000
Issued and fully paid:				
At beginning of the year	**297,479,547**	301,755,547	**2,975**	3,018
Repurchase of shares	**(14,596,000)**	(4,276,000)	**(146)**	(43)
At end of the year	**282,883,547**	297,479,547	**2,829**	2,975

During the year, the Company repurchased its own shares through the Stock Exchange as follows:

Month of repurchase	Number of ordinary shares of HK$0.10 each	Price per share Highest	Price per share Lowest	Aggregate consideration paid
		HK$	HK$	HK$'000
February 2006	504,000	1.26	1.25	634
April 2006	2,000,000	2.68	2.48	5,202
May 2006	9,352,000	3.33	3.00	30,014
October 2006	112,000	3.15	3.14	352
November 2006	2,628,000	3.88	3.79	10,176
	14,596,000			46,378

The repurchased shares were cancelled during the year and the issued share capital of the Company was reduced by the nominal value thereof. The premium payable on repurchase of the shares of HK$46,232,000 has been charged to the share premium account. An amount equivalent to the nominal value of the shares cancelled has been transferred from the retained profits of the Company to the capital redemption reserve.

The repurchases of the Company's shares during the year were effected by the Directors, pursuant to the mandate from shareholders, with a view to benefiting shareholders as a whole by enhancing the net asset value per share and earnings per share of the Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2006

31. DEFERRED TAXATION

At 31 December 2005, deferred tax liability amounting to HK$5,391,000 was due to the acquisition of a subsidiary. The amount was classified as liabilities associated with assets classified as held for sale as at 31 December 2006.

At 31 December 2006, the Group has estimated unused tax losses of approximately HK$1,235 million (2005: HK$1,541 million), for offset against future profits. No deferred tax asset has been recognised in respect of the tax losses due to the unpredictability of future profit streams. These tax losses may be carried forward indefinitely.

The Group has deductible temporary differences of approximately HK$34 million (2005: HK$37 million). No deferred tax asset has been recognised in relation to such deductible temporary difference as it is not probable that taxable profit will be available against which the deductible temporary differences can be utilised.

32. CONTINGENT LIABILITIES

(a) In respect of the disposal of a subsidiary in prior years, the Group has given an indemnity to the purchaser against all liabilities, losses, costs and expenses suffered and/or incurred by the purchaser in relation to or arising out of the assignment of certain of the subsidiary's business contracts.

(b) In 1997, the Group had given a counter-indemnity to a former substantial shareholder and the ex-chairman of PCCW Limited (formerly known as Tricom Holdings Limited ("Tricom")), and Chambord Investment Inc. in respect of certain indemnities given to Tricom at the time of and to facilitate the listing of Tricom's shares on the Stock Exchange. These indemnities related to the use of the Tricom tradename, the infringement of the permitted use of properties, the guarantees granted to Tricom to secure banking facilities and tax liabilities.

The Directors consider it is not possible to estimate the financial effect of the indemnities and warranty given.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2006

33. LITIGATION

(a) In November 1998, a writ was issued against the Company's subsidiaries, Hongkong Digital Television Limited ("Digital TV", formerly known as Star Interactive Television Limited) and Star Telecom Services Limited ("STSL", formerly known as Hong Kong Star Internet Limited) by nCube Corporation ("nCube"), claiming the sum of approximately US$1,980,000 (equivalent to approximately HK$15,305,000) plus interest in relation to the alleged purchase of two MediaCube 3000 systems by Digital TV from nCube. The claim of nCube against STSL was on the basis of a chop of STSL on the contract between Digital TV and nCube. STSL had taken legal advice and had been advised that it was very unlikely that STSL would be held liable to the claim of nCube. Digital TV was also opposing the claim of nCube and had taken legal advice.

As advised by its lawyers, Digital TV had reasonable grounds in defending the claim and, accordingly, had not made any provision in the consolidated financial statements in connection with the claim. Digital TV filed a defence in this section on 14 December 1998 and nCube had failed to take further action since that date. There was no progress during the year in respect of the litigation.

(b) Stellar One Corporation ("Stellar One") served a statutory demand under Section 178 of the Hong Kong Companies Ordinance for the sum of approximately US$1,152,000 (equivalent to approximately HK$8,983,000) upon Digital TV in November 1998. Stellar One filed a winding up petition against Digital TV in December 1998 which was vigorously opposed by Digital TV. Digital TV applied for an order for security for the costs against Stellar One. On 4 May 1999, the Court ordered Stellar One to pay HK$200,000 to the court as security for the costs of Digital TV on or before 7 May 1999. Stellar One failed to pay that amount to the court.

The petition was dismissed in November 1999 and Stellar One was to pay Digital TV its cost of the petition, which amounted to HK$254,000. Stellar One had indicated that it would proceed to arbitration in Honolulu to recover the alleged amount.

Digital TV took legal advice and was advised that the arbitration proceedings had not commenced as of the date of approval of these consolidated financial statements. As advised by its lawyers, Digital TV had reasonable grounds in defending the claims and, accordingly, had not made any provision in the consolidated financial statements in connection with the claims.

Save and except for the matters specified above, the Group is not engaged in any litigation or claims of material importance and, so far as the Directors are aware, no litigation or claims of material importance are pending or threatened by or against any companies of the Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2006

34. CAPITAL COMMITMENTS

	2006 HK$'000	2005 HK$'000
Capital expenditure contracted for but not provided in the consolidated financial statements in respect of the acquisition of an investment property	–	14,716

35. PLEDGE OF ASSETS

At the balance sheet date, the following assets of the Group were pledged to banks and securities brokers house to secure short term credit facilities:

	2006 HK$'000	2005 HK$'000
Investment properties	**26,640**	22,100
Investments held for trading	**1,210,235**	737,033
Available-for-sale investments	**115,607**	19,272
Securities brokers house deposits	**196**	–
Bank deposits	–	10,526
	1,352,678	788,931

36. LEASE COMMITMENTS

The Group as lessee

	2006 HK$'000	2005 HK$'000
Minimum lease payments paid under operating leases in respect of premises	**1,951**	1,566

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2006

36. LEASE COMMITMENTS *(Continued)*

The Group as lessee *(Continued)*

At the balance sheet date, the Group had commitments for future minimum lease payments under non-cancellable operating leases in respect of rented premises which fall due as follows:

	2006 **HK$'000**	2005 HK$'000
Within one year	**875**	2,008
In the second to fifth year inclusive	**–**	813
	875	2,821

Operating lease payments represent rentals payable by the Group for certain of its office premises. Leases are negotiated for an average term of two years and rentals are fixed for an average term of two years.

The Group as lessor

Property rental income earned during the year was approximately HK$3,801,000 (2005: HK$2,723,000). The properties held have committed tenants for an average of two years.

At the balance sheet date, the Group had contracted with tenants for the following future minimum lease payments under non-cancellable operating leases in respect of rented premises which fall due as follows:

	2006 **HK$'000**	2005 HK$'000
Within one year	**3,778**	3,528
In the second to fifth year inclusive	**2,739**	5,087
	6,517	8,615

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2006

37. RETIREMENT BENEFITS SCHEMES

The Group operates a defined contribution retirement benefits scheme for its qualifying employees in Hong Kong. The assets of the scheme are held separately from those of the Group in funds under the control of independent trustee.

The retirement benefits scheme contributions charged to the consolidated income statement represent contributions payable to the scheme by the Group at rates specified in the rules of the scheme. Where there are employees who leave the scheme prior to vesting fully in the contributions, the amount of the forfeited contributions will be used to reduce future contributions payable by the Group or will be refunded to the Company upon request.

As at 31 December 2006, there was no forfeited contributions (2005: Nil), which arose upon employees leaving the scheme and which were available to reduce the contributions payable by the Group in future years.

In addition to the defined contribution retirement benefits scheme, the Group is required to contribute to Mandatory Provident Fund for certain employees in Hong Kong based on applicable rates of monthly salary in accordance with the relevant regulations.

During the year, the retirement benefits scheme contributions charged to consolidated income statement was HK$270,000 (2005: HK$329,000).

38. RELATED PARTY TRANSACTIONS

Compensation of key management personnel

The remuneration of Directors and other members of key management of the Group during the year was as follows:

	2006	2005
	HK$'000	HK$'000
Salaries and other short-term employee benefits	**46,800**	17,128
Retirement benefits costs	**60**	60
	46,860	17,188

The remuneration of Directors and key executives is determined by the Remuneration Committee having regard to the performance of individuals and market trends.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2006

39. ACQUISITION OF A SUBSIDIARY

On 28 June 2005, the Group acquired 75% of the issued share capital of 深圳市天利安實業發展有限公司 for a consideration of HK$35,988,000. This acquisition has been accounted for using the purchase method of accounting.

The net assets acquired in the transaction are as follows:

	Acquiree's carrying amount before combination HK$'000	Fair value adjustments HK$'000	Fair value HK$'000
Net assets acquired:			
Investment property	44,065	35,940	80,005
Construction in progress	47,034	–	47,034
Debtors, deposits and prepayments	500	–	500
Bank and cash balances	9	–	9
Creditors and accrued charges	(51,669)	–	(51,669)
Amount due to a previous shareholder	(22,503)	–	(22,503)
Tax liability	(1)	–	(1)
Deferred tax liability	–	(5,391)	(5,391)
	17,435	30,549	47,984
Minority interest			(11,996)
			35,988
Total consideration satisfied by:			
Cash consideration paid			30,980
Loan receivable			5,008
			35,988
Net cash outflow arising on acquisition:			
Cash consideration paid			(30,980)
Cash and cash equivalents acquired			9
			(30,971)

In respect of the above acquisition, consideration of approximately HK$30,980,000 was satisfied by cash and the remaining amount of approximately HK$5,008,000 was satisfied by the loan receivable.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2006

39. ACQUISITION OF A SUBSIDIARY *(Continued)*

If the acquisition had been completed on 1 January 2005, total group revenue for 2005 would have been HK$223,086,000, and profit for 2005 would have been HK$104,398,000. The pro forma information is for illustrative purposes only and is not necessarily an indicative revenue and results of operations of the Group that actually would have been achieved had the acquisition been completed on 1 January 2005, nor is it intended to be a projection of future results.

The subsidiary acquired did not have significant contribution to the Group's turnover and result for 2005 between the date of acquisition and the balance sheet date in 2005.

40. DISPOSAL OF A SUBSIDIARY

During the year ended 31 December 2005, the Group disposed a wholly-owned subsidiary on 20 September 2005:

	HK$'000
NET LIABILITIES DISPOSED OF	
Amounts due to group companies (Note)	(9,077)
Satisfied by:	
Cash	3,544
Net cash inflow arising on disposal:	
Cash consideration received	3,544

During the year ended 31 December 2005, the disposed subsidiary did not make a significant contribution to the Group's profit and cash flows respectively.

Note: Amounts due to group companies were waived at the date of disposal and therefore there was a gain on disposal of HK$3,544,000.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2006

41. PARTICULARS OF PRINCIPAL SUBSIDIARIES

Particulars of the principal subsidiaries as at 31 December 2006 are as follows:

Name of subsidiary	Place of incorporation/ registration	Nominal value of issued ordinary share/ registered capital	Percentage of equity attributable to the Company	Principal activities
Directly held				
Besford International Limited	The British Virgin Islands	Ordinary US$1	100%	Investment holding
Classic Fortune Limited	The British Virgin Islands	Ordinary US$1	100%	Investment holding
Mission Time Holdings Limited	The British Virgin Islands	Ordinary US$1	100%	Investment holding
Star Paging (BVI) Limited	The British Virgin Islands	Ordinary US$400	100%	Investment holding
Yuenwell Holdings Limited	The British Virgin Islands	Ordinary US$1	100%	Investment holding
Indirectly held				
China Capital Holdings Limited	Hong Kong	Ordinary HK$2	100%	Treasury service
China Online (Bermuda) Limited	Hong Kong	Ordinary HK$2	100%	Investment holding
China Online Nominees Limited	Hong Kong	Ordinary HK$200	100%	Investment holding and provision of nominee services
China Online Secretaries Limited	Hong Kong	Ordinary HK$2	100%	Provision of secretarial services
Dualiane Limited	The British Virgin Islands	Ordinary US$1	100%	Investment holding
Focus Clear Limited	The British Virgin Islands	Ordinary US$1	100%	Securities trading in Hong Kong

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2006

41. PARTICULARS OF PRINCIPAL SUBSIDIARIES *(Continued)*

Name of subsidiary	Place of incorporation/ registration	Nominal value of issued ordinary share/ registered capital	Percentage of equity attributable to the Company	Principal activities
Indirectly held *(Continued)*				
Forepower Limited	The British Virgin Islands	Ordinary US$1	100%	Property investment in Hong Kong
Future Rise Investments Limited	The British Virgin Islands	Ordinary US$1	100%	Securities trading in overseas
Genwo Limited	Hong Kong	Ordinary HK$200,000	100%	Property investment
Gold Chopsticks Limited	The British Virgin Islands	Ordinary US$1	100%	Investment holding
Honest Opportunity Limited	The British Virgin Islands	Ordinary US$1	100%	Securities trading and investment in Hong Kong and overseas
Join Capital Limited	Hong Kong	Ordinary HK$2	100%	Money lending
Kintic Limited	Hong Kong	Ordinary HK$2	100%	Property investment
Konnic Limited	Hong Kong	Ordinary HK$2	100%	Property investment
New Fortress Investments Limited	The British Virgin Islands	Ordinary US$1	100%	Securities trading in overseas
Rich Investments Limited	Hong Kong	Ordinary HK$2	100%	Investment holding
Sinway Limited	Hong Kong	Ordinary HK$2	100%	Mobile handsets distribution
Sparkling Summer Limited	The British Virgin Islands	Ordinary US$6,500,000	100%	Securities trading in Hong Kong and overseas
Star Charter Limited	Hong Kong	Ordinary HK$2	100%	Investment holding

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2006

41. PARTICULARS OF PRINCIPAL SUBSIDIARIES *(Continued)*

Name of subsidiary	Place of incorporation/ registration	Nominal value of issued ordinary share/ registered capital	Percentage of equity attributable to the Company	Principal activities
Indirectly held *(Continued)*				
Star Telecom (China Investment) Limited	Hong Kong	Ordinary HK$2	100%	Investment holding
Star Telecom Holding Limited	Hong Kong	Ordinary HK$200 Deferred# HK$4,000,000	100%	Investment holding
Star Telecom Limited	Hong Kong	Ordinary HK$3,000,000	100%	Mobile handsets distribution
Star Telecom Properties Limited	Hong Kong	Ordinary HK$200	100%	Investment and property holding
Taskwell Limited	The British Virgin Islands	Ordinary US$1	100%	Investment holding
Tricom Tianchi Limited	Hong Kong	Ordinary HK$2	100%	Investment holding
Vinka Limited	Hong Kong	Ordinary HK$2	100%	Investment holding
Widerich Limited	Hong Kong	Ordinary HK$2	100%	Property investment
星電電子技術發展(深圳)有限公司*	China	Registered HK$1,000,000	100%	Research and development for computer software and relevant technical consultancy services
深圳市天利安實業發展有限公司**	China	Registered RMB46,000,000	75%	Property investment

\# The deferred shares, which are not held by the Group, practically carry no rights to any dividend or to receive notice of or to attend or vote at any general meeting of the company or to any distribution in winding up.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2006

41. PARTICULARS OF PRINCIPAL SUBSIDIARIES *(Continued)*

* Wholly foreign-owned enterprise.

** 天利安 is a sino-foreign equity joint venture entity owned by the Company and independent third parties in China. On 8 November 2005, the registered capital of 天利安 was increased by RMB20,000,000 (equivalent to HK$19,220,000) and the whole capital contribution was contributed by Star Charter Limited, an indirectly wholly owned subsidiary of the Company. Under the loan agreement entered into between Star Charter Limited and a minority shareholder of 天利安, 25% of the abovementioned capital contribution (i.e. RMB5,000,000 equivalent to HK$4,805,000) was paid by Star Charter Limited on behalf of a minority shareholder. The Group therefore effectively has 75% attributable economic interest in 天利安.

The above table lists the subsidiaries of the Company which, in the opinion of the Directors, principally affected the results of the year or assets of the Group. To give details of other subsidiaries would, in the opinion of the Directors, result in particulars of excessive length.

All subsidiaries operate principally in their places of incorporation unless specified otherwise under "Principal activities".

None of the subsidiaries had any debts securities subsisting at 31 December 2006 or at any time during the year.

42. POST BALANCE SHEET EVENT

The Group ceased the business operation of mobile phone distribution in March 2007.

FINANCIAL SUMMARY

The results and the assets and liabilities of the Group for the past five financial years, as extracted from the Group's published audited consolidated financial statements, are set out below:

RESULTS

	For the year ended 31 December				
	2002	2003	2004	2005	**2006**
	HK$'000	HK$'000	HK$'000	HK$'000	**HK$'000**
Turnover	1,299,322	493,533	847,491	223,086	**1,229,840**
(Loss) profit before taxation	(603,417)	292,414	203,401	104,607	**784,044**
Taxation	198	(336)	(127)	(99)	**(11,527)**
(Loss) profit for the year	(603,219)	292,078	203,274	104,508	**772,517**
Attributable to:					
Equity holders of the Company	(602,914)	292,078	203,274	104,511	**772,468**
Minority interests	(305)	–	–	(3)	**49**
	(603,219)	292,078	203,274	104,508	**772,517**

ASSETS AND LIABILITIES

	At 31 December				
	2002	2003	2004	2005	**2006**
	HK$'000	HK$'000	HK$'000	HK$'000	**HK$'000**
Total assets	910,773	1,123,456	1,263,863	1,456,311	**2,748,458**
Total liabilities	(112,007)	(19,919)	(40,211)	(154,581)	**(332,564)**
	798,766	1,103,537	1,223,652	1,301,730	**2,415,894**
Equity attributable to equity holders of the Company	798,766	1,103,537	1,223,652	1,284,932	**2,399,047**
Minority interests	–	–	–	16,798	**16,847**
	798,766	1,103,537	1,223,652	1,301,730	**2,415,894**

財務概要

以下為本集團關於過去五年財政年度之業績及資產與負債，乃摘錄自本集團已公佈之經審核綜合財務報表：

業績

	截至十二月三十一日止年度				
	二零零二年	二零零三年	二零零四年	二零零五年	**二零零六年**
	千港元	千港元	千港元	千港元	**千港元**
營業額	1,299,322	493,533	847,491	223,086	**1,229,840**
除稅前（虧損）溢利	(603,417)	292,414	203,401	104,607	**784,044**
稅項	198	(336)	(127)	(99)	**(11,527)**
本年度（虧損）溢利	(603,219)	292,078	203,274	104,508	**772,517**
以下應佔：					
本公司權益持有人	(602,914)	292,078	203,274	104,511	**772,468**
少數股東權益	(305)	–	–	(3)	**49**
	(603,219)	292,078	203,274	104,508	**772,517**

資產及負債

	於十二月三十一日				
	二零零二年	二零零三年	二零零四年	二零零五年	**二零零六年**
	千港元	千港元	千港元	千港元	**千港元**
資產總額	910,773	1,123,456	1,263,863	1,456,311	**2,748,458**
負債總額	(112,007)	(19,919)	(40,211)	(154,581)	**(332,564)**
	798,766	1,103,537	1,223,652	1,301,730	**2,415,894**
本公司權益持有人應佔之權益	798,766	1,103,537	1,223,652	1,284,932	**2,399,047**
少數股東權益	–	–	–	16,798	**16,847**
	798,766	1,103,537	1,223,652	1,301,730	**2,415,894**

綜合財務報表附註

截至二零零六年十二月三十一日止年度

41. 主要附屬公司詳情 *(續)*

* 全外資企業

** 天利安為一家由本公司及中國獨立第三方擁有之中外合資經營企業。於二零零五年十一月八日，天利安之註冊資本增加人民幣20,000,000元(相等於19,220,000港元)，且本公司一家間接全資附屬公司星振有限公司負責整筆注資。根據星振有限公司與天利安之一名少數股東訂立之貸款協議，星振有限公司代表一名少數股東支付上述注資額之25%(即人民幣5,000,000元，相等於4,805,000港元)。因此，本集團實際擁有天利安之75%應佔經濟利益。

依董事之意見，上表列載之本公司各附屬公司，已能大致反映本集團於本年度之業績或主要資產淨值情況。如加載其他附屬公司之詳情，將令資料過於冗長。

除在「主要業務」一欄另行說明外，所有附屬公司均在其註冊成立地點經營業務。

於二零零六年十二月三十一日或年內任何時間，各附屬公司概無任何債務證券。

42. 結算日後事項

本集團於二零零七年三月停止流動電話分銷之運作。

綜合財務報表附註

截至二零零六年十二月三十一日止年度

41. 主要附屬公司詳情 *(續)*

附屬公司名稱	成立／註冊地點	已發行普通股／註冊股本面值	本公司應佔權益百分比	主要業務
間接持有 *(續)*				
星光電訊(中國投資)有限公司	香港	普通股2港元	100%	投資控股
星光電訊集團有限公司	香港	普通股200港元 遞延股# 4,000,000港元	100%	投資控股
星光電訊有限公司	香港	普通股 3,000,000港元	100%	流動電話分銷
星光電訊置業有限公司	香港	普通股200港元	100%	投資及持有物業
Taskwell Limited	英屬處女群島	普通股1美元	100%	投資控股
得信佳天芝有限公司	香港	普通股2港元	100%	投資控股
中國網絡(百慕達)有限公司	香港	普通股2港元	100%	投資控股
盈光有限公司	香港	普通股2港元	100%	物業投資
星電電子技術發展(深圳)有限公司*	中國	註冊 1,000,000港元	100%	計算機軟件的研發及相關技術諮詢
深圳市天利安實業發展有限公司**	中國	註冊 46,000,000人民幣	75%	物業投資

遞延股並非由本集團持有，亦無享有任何派息或接收通告或出席本公司任何股東大會或投票表決之權利或任何清盤分派

綜合財務報表附註

截至二零零六年十二月三十一日止年度

41. 主要附屬公司詳情(續)

附屬公司名稱	成立／註冊地點	已發行普通股／註冊股本面值	本公司應佔權益百分比	主要業務
間接持有(續)				
Forepower Limited	英屬處女群島	普通股1美元	100%	香港物業投資
Future Rise Investments Limited	英屬處女群島	普通股1美元	100%	在海外從事證券買賣
展和有限公司	香港	普通股200,000港元	100%	物業投資
Gold Chopsticks Limited	英屬處女群島	普通股1美元	100%	投資控股
Honest Opportunity Limited	英屬處女群島	普通股1美元	100%	在香港及海外從事證券買賣及投資
邦盈有限公司	香港	普通股2港元	100%	放債
建迪有限公司	香港	普通股2港元	100%	物業投資
康遠有限公司	香港	普通股2港元	100%	物業投資
New Fortress Investments Limited	英屬處女群島	普通股1美元	100%	在海外從事證券買賣
景溢投資有限公司	香港	普通股2港元	100%	投資控股
統維有限公司	香港	普通股2港元	100%	流動電話分銷
Sparkling Summer Limited	英屬處女群島	普通股6,500,000美元	100%	在香港及海外從事證券買賣
星振有限公司	香港	普通股2港元	100%	投資控股

綜合財務報表附註

截至二零零六年十二月三十一日止年度

41. 主要附屬公司詳情

於二零零六年十二月三十一日之主要附屬公司詳情如下：

附屬公司名稱	成立／註冊地點	已發行普通股／註冊股本面值	本公司應佔權益百分比	主要業務
直接持有				
Besford International Limited	英屬處女群島	普通股1美元	100%	投資控股
Classic Fortune Limited	英屬處女群島	普通股1美元	100%	投資控股
Mission Time Holdings Limited	英屬處女群島	普通股1美元	100%	投資控股
Star Paging (BVI) Limited	英屬處女群島	普通股400美元	100%	投資控股
Yuenwell Holdings Limited	英屬處女群島	普通股1美元	100%	投資控股
間接持有				
中國資本集團有限公司	香港	普通股2港元	100%	財資管理服務
China Online (Bermuda) Limited	香港	普通股2港元	100%	投資控股
中國網絡代理人有限公司	香港	普通股200港元	100%	投資控股及提供代理人服務
中國網絡秘書有限公司	香港	普通股2港元	100%	提供秘書服務
Dualiane Limited	英屬處女群島	普通股1美元	100%	投資控股
Focus Clear Limited	英屬處女群島	普通股1美元	100%	在香港從事證券買賣

綜合財務報表附註

截至二零零六年十二月三十一日止年度

39. 收購一間附屬公司 *(續)*

如該項收購於二零零五年一月一日完成，本集團於二零零五年度之總收入將為223,086,000港元及溢利將為104,398,000港元。此備考資料只作説明用途，並不等於如收購於二零零五年一月一日完成後，本集團真正獲得之收入及經營業績，亦並不反映將來將會達至之業績。

收購附屬公司對本集團於收購日及二零零五年之資產負債表結算日之營業額及業績並未帶來重大之貢獻。

40. 出售一間附屬公司

截至二零零五年十二月三十一日，本集團於二零零五年九月二十日出售一間全資附屬公司：

	千港元
出售之負債淨額	
應付集團公司之款項（附註）	(9,077)
支付方式：	
現金	3,544
因出售之淨現金流入：	
已收之現金代價	3,544

截至二零零五年十二月三十一日，出售附屬公司並未為本集團在盈利及現金流量上帶來重大之貢獻。

附註： 應付集團公司款項已於出售日期豁免，因此出售溢利為3,544,000港元。

綜合財務報表附註

截至二零零六年十二月三十一日止年度

39. 收購一間附屬公司

於二零零五年六月二十八日,本集團以35,988,000港元之代價,收購深圳市天利安實業發展有限公司(「天利安」)之75%已發行股本。本項交易已採用會計購入法入賬。

該項交易中收購之淨資產如下:

	收購公司合併前賬面值	公允值調整	公允值
	千港元	千港元	千港元
收購之淨資產:			
投資物業	44,065	35,940	80,005
在建工程	47,034	–	47,034
應收賬項、按金及預付款項	500	–	500
銀行結餘及現金	9	–	9
應付款項及應計費用	(51,669)	–	(51,669)
應付一位前股東之款項	(22,503)	–	(22,503)
税項負債	(1)	–	(1)
遞延税項負債	–	(5,391)	(5,391)
	17,435	30,549	47,984
少數股東權益			(11,996)
			35,988
總代價支付方式:			
現金代價支付			30,980
應收貸款			5,008
			35,988
因收購之淨現金流出:			
已付現金代價			(30,980)
現金及收購之現金等值			9
			(30,971)

關於以上之收購之代價以現金約30,980,000港元支付,其餘之款項約5,008,000港元以應收貸款方式支付。

綜合財務報表附註

截至二零零六年十二月三十一日止年度

37. 退休福利計劃

本集團為其在香港之合資格僱員設立一項定額供款退休福利計劃。該計劃之資產與本集團之資產分開處理，交由獨立信託人控制之基金管理。

自綜合收益表扣除之退休福利計劃供款指本集團須按計劃規則指定之比率向計劃支付之供款。倘僱員在有權全面享有供款之前退出計劃，沒收之供款將用於削減本集團日後所須支付之供款，或應本公司要求退還予本公司。

於截至二零零六年十二月三十一日止年度，沒有任何因僱員退出計劃而出現及可用於削減本集團於未來數年所須支付之供款之沒收供款（二零零五年：無）。

除定額供款退休福利計劃外，本集團須為若干香港僱員，就有關法例，以每月薪酬之適當比率，供款強積金。

年內於綜合收益表內之退休福利計劃供款為270,000港元（二零零五年：329,000港元）。

38. 關連各方交易

主要管理層的薪酬

本集團之董事及主要管理層於本年度內之薪酬如下：

	二零零六年 千港元	二零零五年 千港元
薪金及其他短期僱員福利	**46,800**	17,128
退休福利費用	**60**	60
	46,860	17,188

薪酬委員會已根據個人表現及市場趨勢決定董事及主要管理層之薪酬。

綜合財務報表附註

截至二零零六年十二月三十一日止年度

36. 經營租約安排 *(續)*

本集團作為承租人 *(續)*

於資產負債表結算日，本集團根據租賃物業之不可撤消之經營租約而須於未來支付之最低租約付款之承諾如下：

	二零零六年 千港元	二零零五年 千港元
一年內	**875**	2,008
第二年至第五年(首尾兩年包括在內)	**–**	813
	875	2,821

經營租約應付款為本集團若干辦公室物業之應付租金。租約協議平均為2年期而租金亦固定平均為2年期。

本集團作為出租人

於本年度物業租金收入為3,801,000港元(二零零五年：2,723,000港元)。所持物業於未來平均2年已有承租人。

於資產負債表結算日，本集團根據租賃物業之不可撤消之經營租約，將於未來應收的最低租約付款如下：

	二零零六年 千港元	二零零五年 千港元
一年內	**3,778**	3,528
第二年至第五年(首尾兩年包括在內)	**2,739**	5,087
	6,517	8,615

綜合財務報表附註

截至二零零六年十二月三十一日止年度

34. 資本承擔

	二零零六年 千港元	二零零五年 千港元
關於收購投資物業時已簽訂但並未呈列於綜合財務報表之資本費用	**–**	14,716

35. 資產抵押

於資產負債表結算日，本集團之下列資產已按予銀行及證券經紀行作為取得短期信貸融資之抵押：

	二零零六年 千港元	二零零五年 千港元
投資物業	**26,640**	22,100
持作買賣之投資	**1,210,235**	737,033
可供出售投資	**115,607**	19,272
證券經紀行存款	**196**	–
銀行存款	**–**	10,526
	1,352,678	788,931

36. 經營租約安排

本集團作為承租人

	二零零六年 千港元	二零零五年 千港元
根據物業之經營租約下，支付之最低租約付款	**1,951**	1,566

綜合財務報表附註

截至二零零六年十二月三十一日止年度

33. 訴訟

(a) 於一九九八年十一月，nCube Corporation（「nCube」）向本公司之附屬公司香港數碼電視有限公司（「數碼電視」，前稱星光互動電視有限公司）及Star Telecom Services Limited（「STSL」，前稱香港星光國際網絡有限公司）發出令狀，就指稱數碼電視向nCube購買兩套MediaCube 3000系統，提出索償約1,980,000美元（約相當於15,305,000港元）連同利息之款項。nCube對STSL提出索償乃以數碼電視與nCube之間之合約上之STSL蓋章為基礎。STSL已徵詢法律意見，而法律意見認為STSL不大可能要對nCube之索償負上法律責任。數碼電視亦正對nCube之索償作出抗辯，並已徵詢法律意見。

根據法律意見，數碼電視有合理依據就有關索償提出抗辯，故並未就有關索償在綜合財務報表上作出任何撥備。數碼電視已於一九九八年十二月十四日提交答辯書，而nCube自該日起並未就有關訴訟採取進一步行動。有關訴訟於年內並無任何進展。

(b) Stellar One Corporation（「Stellar One」）根據香港公司條例第178條於一九九八年十一月，向數碼電視發出要求償還約1,152,000美元（約相當於8,983,000港元）之法定付款要求。Stellar One於一九九八年十二月提出一項將數碼電視清盤之呈請，數碼電視對此項呈請作出強烈抗辯。數碼電視已申請一項針對Stellar One之繳付訟費保證金令。於一九九九年五月四日，法院下令Stellar One於一九九九年五月七日或之前支付200,000港元予法院，作為數碼電視之訟費保證金。Stellar One並未向法院支付該款項。

該項呈請已於一九九九年十一月撤銷，而Stellar One須向數碼電視支付堂費254,000 港元。Stellar One已表示其將會要求Honolulu法院作出仲裁，以追討有關款項。

數碼電視已徵詢法律意見，有關仲裁訴訟截至本綜合財務報表獲批准之日並未展開。根據法律意見，數碼電視有合理依據就有關索償提出抗辯，因此，並未就該項索償於綜合財務報表中作出任何撥備。

除上述事項外，本公司或其任何附屬公司概無涉及任何重大訴訟或仲裁，而據董事所知，本集團任何成員公司概無任何尚未了結或可能面臨或已提出之重大訴訟或索償。



綜合財務報表附註

截至二零零六年十二月三十一日止年度

31. 遞延稅項

於二零零五年十二月三十一日，遞延稅項為5,391,000港元，乃由於收購一間附屬公司而產生。此數額於二零零六年十二月三十一日已分類為待售資產之相關負債。

截至二零零六年十二月三十一日，本集團擁有可抵銷未來溢利之估計未動用稅項虧損約為1,235,000,000港元（二零零五年：1,541,000,000港元），由於無法預知未來溢利，故並無確認遞延稅項資產。其稅項虧損可以無限期保留。

本集團其他可予扣減之暫時差異約為34,000,000港元（二零零五年：37,000,000港元）。鑑於未來不大可能有應課稅溢利抵銷可動用之可扣減暫時差異，故本集團並無就可扣減暫時差異確認遞延稅項資產。

32. 或然負債

(a) 就於以往年度出售一間附屬公司，本集團已就買方因轉讓該附屬公司之若干業務合約而蒙受及／或引致之一切負債、損失、成本及費用向買方提供賠償保證。

(b) 於一九九七年，本公司曾向電訊盈科有限公司（前稱得信佳集團有限公司（「得信佳」））前主要股東兼前主席及Chambord Investment Inc.就有關得信佳股份於聯交所上市而向得信佳提供若干賠償保證，以促成得信佳股份於聯交所上市而作出相互賠償保證。該等賠償保證乃涉及使用得信佳之商標，侵犯財產之許可使用，為取得銀行融資而向得信佳提供擔保及稅項負責。

董事認為無法估計提供賠償保證及擔保所產生之財務影響。

綜合財務報表附註

截至二零零六年十二月三十一日止年度

30. 股本

	股份數目		面值	
	二零零六年	二零零五年	二零零六年	二零零五年
			千港元	千港元
每股面值0.01港元之普通股				
法定:				
於年初及年終	**30,000,000,000**	30,000,000,000	**300,000**	300,000
已發行及繳足股款:				
於年初	**297,479,547**	301,755,547	**2,975**	3,018
股份回購	**(14,596,000)**	(4,276,000)	**(146)**	(43)
於年終	**282,883,547**	297,479,547	**2,829**	2,975

於本年度內,本公司於聯交所回購其股份如下:

回購月份	每股0.10港元之普通股數目	每股價格 最高	每股價格 最低	總支付代價
		港元	港元	千港元
二零零六年二月份	504,000	1.26	1.25	634
二零零六年四月份	2,000,000	2.68	2.48	5,202
二零零六年五月份	9,352,000	3.33	3.00	30,014
二零零六年十月份	112,000	3.15	3.14	352
二零零六年十一月份	2,628,000	3.88	3.79	10,176
	14,596,000			46,378

購回之股份已於年內註銷,而本公司之已發行股本則調低有關面值。有關購回股份之應付溢價46,232,000港元已於股份溢價賬扣除。與註銷股份之面值等同之金額已自本公司保留溢利轉撥往資本贖回儲備。

於年內購回之股份乃由董事根據股東所授出之授權進行,目的乃透過提高本集團之每股資產淨值及每股盈利令整體股東受惠。

綜合財務報表附註

截至二零零六年十二月三十一日止年度

27. 出售群分類為待售（續）

分類為待售出售群之主要相關資產及負債類別如下：

	二零零六年十二月三十一日 千港元
投資物業	80,953
在建工程	48,046
應收賬款、按金及預付款項	615
應收一位少數股東款項	4,805
分類為待售之總資產	134,419
應付賬項及應計費用	24,616
已收訂金	30,027
遞延税項負債	5,391
應付税項	10
分類為待售資產之相關負債	60,044

28. 應付賬項及應計費用

應付賬項及應計費用已包括主要的未決議之貿易賬項及其繼續運作成本。

以下為應付貿易賬項之賬齡分析：

	二零零六年 千港元	二零零五年 千港元
90日內應付貿易賬項	14,684	35
其他賬項及應計費用	40,796	41,141
	55,480	41,176

29. 其他借貸

其他借貸乃指向股票經紀行、期貨及期權經紀行取得之證券孖展借貸。整筆借貸由本集團之已抵押有價證券作抵押，須於要求時償還及須按利率由4.35%至8.25%（二零零五年：4.0%至8.0%）計息。

綜合財務報表附註

截至二零零六年十二月三十一日止年度

25. 應收貸款

	二零零六年 千港元	二零零五年 千港元
定息貸款	**121,380**	62,429
浮息貸款	**2,218**	12,000
	123,598	74,429

定息應收貸款之已收取平均利息主要為港幣及人民幣，約為年息11%（二零零五年：12%）。

浮息應收貸款之實際利率（亦相等於訂約利率），乃介乎香港上海滙豐銀行有限公司（「滙豐銀行」）最優惠利率至滙豐銀行最優惠利率加2%（實際息率：10%），並以港元計值。利息一般每六個月重新定價一次。

定息應收貸款額80,102,000港元（二零零五年：2,400,000港元）及浮息應收貸款額2,128,000港元（二零零五年：12,000,000港元）均已抵押。

26. 已抵押銀行存款及銀行結餘及現金

銀行結餘按介乎2.75%至4.60%（二零零五年：0.03%至3.90%）的市場利率計息。於二零零五年十二月三十一日，已抵押銀行存款指已抵押予銀行的存款，作為本集團獲授銀行信貸的擔保，並按介乎0.38%至3.16%的固定利率計息。有關已抵押銀行存款已於年內解除。

27. 出售群分類為待售

於二零零六年三月二十三日，本集團與一名獨立第三方訂立一項買賣協議（「買賣協議」），據此，本集團同意向第三方出售及獨立第三方同意購買本集團一間非全資附屬公司深圳市天利安實業發展有限公司（「天利安」）之全部75%股本權益，連同相關股東貸款及應收一名少數股東款項，總代價為99,900,000人民幣（相當於99,900,000港元），當中31,220,000人民幣之訂金（相當於30,027,000港元）已收取。代價其後增加至102,550,000人民幣（相當於102,550,000港元）及此買賣協議已於二零零七年四月三日完成。此出售之溢利將會於本集團截至二零零七年十二月三十一日之綜合財務報表中反映。天利安之相關資產及負債（預期於十二個月內出售）已分類為待售出售群，並已於綜合資產負債表內分開呈列。

綜合財務報表附註

截至二零零六年十二月三十一日止年度

22. 持作買賣之投資(續)

於二零零六年十二月三十一日,本集團投資股本證券上所持下列公司之權益超過本集團資產10%,以下為根據香港公司條例第129(2)條予以披露之詳情:

公司名稱	註冊成立地點	股份類別	本集團所持已發行股本百分比
聯合集團有限公司	香港	普通股	10.3%
新鴻基有限公司	香港	普通股	5.9%
Mount Gibson Iron Limited	澳洲	普通股	9.0%

附註: 其他地方上市之股本證券之主要貨幣單位為澳元

23. 應收一位少數股東款項

於二零零五年十二月三十一日該款項並無抵押,按優惠利率計息及於六個月內償還。

24. 應收賬項、按金及預付款項

本集團之一貫政策為給予其客戶平均30至90日之賬期。

以下為應收貿易賬項之賬齡分析:

	二零零六年 千港元	二零零五年 千港元
90日內	**6,150**	2,409
91-180日	**992**	–
181-360日	**258**	93
	7,400	2,502
其他應收賬項、按金及預付款項	**26,308**	9,999
	33,708	12,501

綜合財務報表附註

截至二零零六年十二月三十一日止年度

20. 貸款票據

該貸款票據由新鴻基有限公司(「新鴻基」)及聯合集團有限公司(「聯合」)發行。該等貸款票據分別按年息4%(實際息率:7.9%)及年息2.25%(實際息率:7.5%)計算,而除非雙方另行協定,否則由新鴻基及聯合選擇於二零零八年三月七日及二零零八年八月十五日或之前由新鴻基及聯合提出贖回。

年內,聯合應本集團的要求提前贖回其所發行的所有貸款票據,於二零零六年十二月三十一日,餘下的所有貸款票據指新鴻基所發行的貸款票據。

21. 可轉換債券

	二零零六年 千港元
非上市債券證券	**6,626**

可轉換債券(「債券」)附有權利,可按換股價每股10.00港元將債券本金金額轉換為債券發行人(即聯合物業(香港)有限公司)(「債券發行人」)股本中每股面值2.00港元的股份。本集團有權由二零零九年七月一日起至緊接二零一一年十一月九日前十個營業日當日止期間內,按一份債券兑一股債券發行人股份的初步比率將債券的未償還本金額轉換為債券發行人的股份。

於轉換期間開始前,債券按年利率7%計息,而於轉換期內則按年利率4%計息。實際息率為7%。債券因債券的轉換權附有嵌入式衍生工具。本集團已利用二項模式評估嵌入式衍生工具的公允價值,並認為其對本集團的業績及財務狀況並無重大財務影響。

22. 持作買賣之投資

持作買賣之投資包括:

	二零零六年 千港元	二零零五年 千港元
上市證券		
一在香港上市之股本證券	**1,150,189**	571,410
一在其他地方上市之股本證券(附註)	**540,321**	315,054
	1,690,510	886,464

綜合財務報表附註

截至二零零六年十二月三十一日止年度

17. 物業、廠房及設備（續）

以上物業、廠房及設備之項目乃以直線法按如下年率折舊：

樓宇	按租約年期或30–50年（以較短者為準）
電腦及電子設備	20%
傢俬及裝置	20%
車輛	20%–50%

本集團名下所有樓宇，經由獨立專業物業估值行戴德梁行有限公司於二零零六年十二月三十一日按公開市場基準重估其價值。樓宇之重估盈餘為597,000港元（二零零五年：773,000港元），387,000港元及210,000港元已分別列入綜合收益表及樓宇重估儲備內。

若此等物業並無重估，按成本減累計折舊於綜合財務報表列賬應為2,156,000港元（二零零五年：2,239,000港元）。

18. 預付租賃款項

本集團之預付租賃款項為於香港持有中期租約之租賃土地。

租賃土地以剩餘租賃年期按直線法攤銷。

19. 可供出售投資

可供出售投資包括：

	二零零六年 千港元	二零零五年 千港元
上市投資：		
－香港上市股本證券	**420,503**	134,261
－其他地方上市股本證券（附註）	**115,607**	19,272
	536,110	153,533
非上市投資：		
－單位信託基金	**20,737**	17,572
－會籍債券	**528**	528
	21,265	18,100
總額	**557,375**	171,633

附註：其他地方上市股本證券之主要貨幣單位為新台幣。

綜合財務報表附註

截至二零零六年十二月三十一日止年度

17. 物業、廠房及設備

	在建工程 千港元	在香港根據中期租約持有之樓宇 千港元	電腦及電子設備 千港元	傢俬及裝置 千港元	車輛 千港元	總額 千港元
成本值或估值						
於二零零五年一月一日	–	2,608	2,148	3,058	501	8,315
滙兑調整	663	–	–	–	–	663
添置	–	–	37	51	–	88
重估增值	–	712	–	–	–	712
因收購一間附屬公司而持有	47,034	–	–	–	–	47,034
於二零零六年一月一日	47,697	3,320	2,185	3,109	501	56,812
滙兑調整	349	–	–	–	–	349
添置	–	–	100	1	–	101
重估增值	–	510	–	–	–	510
由投資物業轉入	–	1,055	–	–	–	1,055
轉至投資物業	–	(780)	–	–	–	(780)
待售之資產(附註27)	(48,046)	–	–	–	–	(48,046)
於二零零六年十二月三十一日	**–**	**4,105**	**2,285**	**3,110**	**501**	**10,001**
包括:						
按成本值	–	–	2,285	3,110	501	5,896
於二零零六年估值	–	4,105	–	–	–	4,105
	–	4,105	2,285	3,110	501	10,001
累計折舊						
於二零零五年一月一日	–	–	1,633	2,297	501	4,431
本年度撥備	–	61	312	244	–	617
因估值而撇銷	–	(61)	–	–	–	(61)
於二零零六年一月一日	–	–	1,945	2,541	501	4,987
本年度撥備	–	87	139	163	–	389
因估值而撇銷	–	(87)	–	–	–	(87)
於二零零六年十二月三十一日	**–**	**–**	**2,084**	**2,704**	**501**	**5,289**
賬面值						
於二零零六年十二月三十一日	**–**	**4,105**	**201**	**406**	**–**	**4,712**
於二零零五年十二月三十一日	47,697	3,320	240	568	–	51,825

綜合財務報表附註

截至二零零六年十二月三十一日止年度

16. 投資物業

	千港元
公允價值	
於二零零五年一月一日	44,640
滙兑調整	621
因收購一間附屬公司而持有	80,005
出售	(100)
公允價值變動之溢利	11,360
於二零零五年十二月三十一日	136,526
滙兑調整	321
購入	19,114
待售之投資物業(附註27)	(80,953)
由樓宇轉入	780
轉至樓宇	(1,055)
公允價值變動之溢利	6,856
於二零零六年十二月三十一日	**81,589**

本集團所持投資物業之分析如下：

	二零零六年 千港元	二零零五年 千港元
根據中期租約而持有之物業：		
一在香港	**53,559**	30,510
一在中國	**24,950**	103,176
根據長期租約持有而位於中國之物業	**3,080**	2,840
	81,589	136,526

本集團投資物業於二零零六年十二月三十一日之公允價值乃由與本集團無任何關係的獨立專業評估師一戴德梁行有限公司於當日進行估值。戴德梁行有限公司擁有合適的資格及近期重估有關地區相近物業估值的經驗。該評估乃遵照香港測量師學會所頒佈的物業估值準則，以相同物業之市場成交價作為參考釐定。

本集團根據經營租賃持有，以賺取租金或增加資本之所有物業權益，乃利用公允值模式計量，並分類及作為投資物業處理。

綜合財務報表附註

截至二零零六年十二月三十一日止年度

14. 股息

	二零零六年 千港元	二零零五年 千港元
年內認可分發之股息：		
已付中期股息－每股0.01港元（二零零五年：0.01港元）	**2,855**	2,990
已付二零零五年末期股息－每股0.04港元	**11,425**	–
已付二零零四年末期股息－每股0.04港元	**–**	12,070
	14,280	15,060

董事建議派發截至二零零六年十二月三十一日止年度每股0.04港元之末期股息，此項建議尚待股東於股東週年大會上批准。

15. 每股盈利

本公司普通權益持有人應佔每股基本盈利乃根據下列數據計算：

	二零零六年 千港元	二零零五年 千港元
計算每股基本盈利所依據之盈利 （本公司權益持有人應佔本年度之溢利）	**772,468**	104,511

	二零零六年	二零零五年
計算每股基本盈利所依據之普通股份加權平均數	**289,070,361**	300,660,114

由於並無潛在發行股本，故並無就該兩個年度呈列每股攤薄盈利。

綜合財務報表附註

截至二零零六年十二月三十一日止年度

12. 稅項支出 *(續)*

年度之稅項支出與綜合收益表內之除稅前溢利調節如下:

	二零零六年 千港元	二零零五年 千港元
除稅前溢利	**784,044**	104,607
按本地利得稅稅率17.5%	**(137,208)**	(18,306)
不可減免支出之稅項影響	**(10,479)**	(2,029)
毋須課稅收入之稅項影響	**82,438**	6,055
動用過往未確認稅項虧損	**54,539**	14,914
未確認稅項虧損之稅項影響	**(989)**	(1,019)
於其他司法權區經營之附屬公司不同稅率之影響	**(83)**	(45)
其他	**255**	331
本年度稅項支出	**(11,527)**	(99)

13. 本年度溢利

	二零零六年 千港元	二零零五年 千港元
本年度溢利已扣除(撥回):		
核數師酬金	**1,020**	918
已確認為支出之存貨成本	**62,847**	60,532
預付租賃款項之攤銷	**59**	59
物業、廠房及設備之折舊	**389**	617
存貨減值	**1,070**	92
員工成本,包括董事酬金	**52,560**	24,095
物業之租金收入毛利	**(3,801)**	(2,723)
扣除:產生租金收入之直接經營支出	**1,535**	1,671
非產生租金收入之直接經營支出	**41**	246
租金收入淨額	**(2,225)**	(806)
滙兑虧損淨額	**–**	159

綜合財務報表附註

截至二零零六年十二月三十一日止年度

11. 董事酬金及五名最高薪人仕(續)

五名最高薪人仕

於本年度,五名最高薪人仕包括三名董事(二零零五年:三位),詳情已載於上文。本集團餘下二位最高薪人仕(二零零五年:二位)之酬金如下:

	二零零六年 千港元	二零零五年 千港元
薪金及其他福利	**1,325**	1,245
退休福利計劃供款	**24**	24
	1,349	1,269

酬金之分佈如下:

	二零零六年 僱員人數	二零零五年 僱員人數
零至1,000,000港元	**2**	2

12. 税項支出

	二零零六年 千港元	二零零五年 千港元
本年期税項:		
於香港之利得税	**(11,342)**	–
於中國之企業所得税	**(185)**	(99)
	(11,527)	(99)

香港利得税乃根據年度之估計應課税溢利按17.5%之税率計算。

中國企業所得税乃根據兩個年度之估計應課税溢利按33.3%之税率計算,惟合資格享有中國利得税之若干免税期及税項寬減之附屬公司除外。

截至二零零五年十二月三十一日止年度,由於本集團之應課税溢利悉數被承前估計税項虧損所抵銷,故並未就香港利得税提取撥備。



綜合財務報表附註

截至二零零六年十二月三十一日止年度

7. 業務及地區資料 *(續)*

地區分項 *(續)*

以下為按照資產分佈之地區，以分項資產之賬面值、投資物業及物業、廠房及設備之增加之分析：

	分項資產之賬面值		投資物業，物業、廠房及設備之增加	
	於二零零六年十二月三十一日	於二零零五年十二月三十一日	**截至二零零六年十二月三十一日止年度**	截至二零零五年十二月三十一日止年度
	千港元	千港元	**千港元**	千港元
香港	**2,490,594**	1,259,467	**19,215**	88
中國	**68,585**	167,755	**–**	127,039
	2,559,179	1,427,222	**19,215**	127,127

8. 投資之溢利淨額

	二零零六年	二零零五年
	千港元	千港元
出售持作買賣之投資之已變現溢利淨額	**337,871**	17,592
持作買賣之投資按公允價值之變動 *(附註a)*	**439,498**	61,506
衍生工具之已變現溢利淨額	**1,594**	1,464
出售可供出售投資之變現溢利	**26,268**	–
提早購回貸款票據之折扣 *(附註b)*	**(3,962)**	(1,000)
	801,269	79,562

附註：

(a) 持作買賣之投資按公允價值之變動並不包括股息收入。

(b) 年內，本集團以提早贖回折價約3,962,000港元，要求聯合（定義見附註20）提早贖回票面值約43,465,000港元之全部貸款票據，贖回淨收益約39,503,000港元。

於二零零五年十二月三十一日止年度，本集團要求提早贖回部份所持新鴻基（定義見附註20）所發行的貸款票據，價值60,000,000港元，提早贖回的折價為1,000,000港元，因此有關贖回的淨收益為59,000,000港元。

綜合財務報表附註

截至二零零六年十二月三十一日止年度

7. 業務及地區資料（續）

業務分項（續）

截至二零零五年十二月三十一日止年度（續）

	流動電話分銷 千港元	證券買賣及投資 千港元	財務服務 千港元	物業投資 千港元	未分攤 千港元	綜合 千港元
其他資料						
資本開支	56	–	–	17	15	88
折舊	281	–	–	112	224	617
存貨減值	92	–	–	–	–	92
關於收購一間附屬公司之投資物業及在建工程	–	–	–	127,039	–	127,039

地區分項

本集團之經營業務分佈於香港及中國內地（「中國」）。

本集團之流動電話分銷，證券買賣及投資以及財務服務業務在香港進行。投資物業的租金收入來自香港及中國。

以下列表提供本集團按市場地區營業額之分析：

	按市場地區之營業額 二零零六年 千港元	二零零五年 千港元
香港	**1,227,902**	221,932
中國	**1,938**	1,154
	1,229,840	223,086

綜合財務報表附註

截至二零零六年十二月三十一日止年度

7. 業務及地區資料（續）

業務分項（續）

截至二零零五年十二月三十一日止年度

	流動電話分銷 千港元	證券買賣及投資 千港元	財務服務 千港元	物業投資 千港元	綜合 千港元
營業額	66,309	142,361	11,693	2,723	223,086
分項業績	(2,086)	104,524	11,528	12,166	126,132
出售一間附屬公司之溢利					3,544
樓宇之重估盈餘					773
未分攤之其他收入					853
未分攤之公司支出					(25,124)
融資成本					(1,571)
除税前溢利					104,607
税項支出					(99)
本年度溢利					104,508

	流動電話分銷 千港元	證券買賣及投資 千港元	財務服務 千港元	物業投資 千港元	綜合 千港元
資產負債表					
資產					
分項資產	5,965	1,150,463	75,034	195,760	1,427,222
未分攤之公司資產					29,089
綜合總資產					1,456,311
負債					
分項負債	3,789	101,834	1,550	35,518	142,691
未分攤之公司負債					11,890
綜合總負債					154,581

綜合財務報表附註

截至二零零六年十二月三十一日止年度

7. 業務及地區資料（續）

業務分項（續）

截至二零零六年十二月三十一日止年度（續）

	流動電話分銷 千港元	證券買賣及投資 千港元	財務服務 千港元	物業投資 千港元	綜合 千港元
資產負債表					
資產					
分項資產	10,232	2,332,833	127,585	88,529	2,559,179
分類為待售之資產	–	–	–	134,419	134,419
未分攤之公司資產					54,860
綜合總資產					2,748,458
負債					
分項負債	5,083	215,280	2,658	11,138	234,159
分類為待售資產之相關負債	–	–	–	60,044	60,044
未分攤之公司負債					38,361
綜合總負債					332,564

	流動電話分銷 千港元	證券買賣及投資 千港元	財務服務 千港元	物業投資 千港元	未分攤 千港元	綜合 千港元
其他資料						
資本開支	89	–	–	19,114	12	19,215
折舊	92	–	–	141	156	389
存貨減值	1,070	–	–	–	–	1,070

綜合財務報表附註

截至二零零六年十二月三十一日止年度

7. 業務及地區資料

業務分項

本集團現時分為四大營運業務，分別是流動電話分銷、證券買賣及投資、財務服務和物業投資。上述四大業務乃本集團滙報主要分項資料所按之基準。

關於此等業務之分項資料呈列如下：

截至二零零六年十二月三十一日止年度

	流動電話分銷 千港元	證券買賣及投資 千港元	財務服務 千港元	物業投資 千港元	綜合 千港元
營業額	67,098	1,149,870	9,071	3,801	1,229,840
分項業績	(4,856)	835,379	8,832	9,081	848,436
出售一間聯營公司之溢利					1,740
樓宇之重估盈餘					387
未分攤之其他收入					2,470
未分攤之公司支出					(58,092)
融資成本					(10,897)
除税前溢利					784,044
税項支出					(11,527)
本年度溢利					772,517

綜合財務報表附註

截至二零零六年十二月三十一日止年度

5. 財務工具 *(續)*

公允價值

金融資產及金融負債的公允價值乃根據下列方式釐訂:

- 於活躍市場中以標準條款及條件買賣的金融資產及金融負債的公允價值,乃參考市場所報的賣出及買入價釐訂;而單位信託的公允價值已參考已刊發的報價釐訂;會籍債券的公允價值則按類似的會籍債券的近期交易價格釐訂;

- 其他金融資產及金融負債(不包括衍生工具)的公允價值乃按照普遍接納的定價模式,按以相關的適用市場利率得出的貼現現金流分析釐訂;及

- 衍生工具之公允價值乃採用由獨立金融機構提供之報價而計算。倘未能取得該報價,非期權衍生工具之公允價值乃採用現金流量現值分析及有關的收益率曲線進行估計,而期權衍生工具之公允價值乃採用期權定價模式(例如二項模式)進行估計。

董事確認,於綜合財務報表入賬的金融資產及金融負債的賬面值與其公允價值相約。

6. 營業額

	二零零六年 千港元	二零零五年 千港元
銷售流動電話	**67,098**	66,309
出售持作買賣之投資收益	**1,132,153**	130,655
上市投資之股息收入	**17,717**	11,706
應收貸款之利息收入	**9,071**	11,693
租金收入	**3,801**	2,723
	1,229,840	223,086

綜合財務報表附註

截至二零零六年十二月三十一日止年度

5. 財務工具 *(續)*

市場風險 *(續)*

(iii) *利率風險*

本集團之公允價值利率風險，乃主要涉及定息貸款票據、定息可轉換債券及定息應收貸款。本集團之現金流量利率風險，乃涉及其浮息應收貸款及其他借貸。

本集團目前並無制定利率對沖政策。然而，管理層負責監管利率風險，並將於有需要時考慮對沖重大利率風險。

信貸風險

本集團之信貸風險可歸納為應收賬款、貸款票據、可轉換債券、應收貸款、銀行結餘及於金融工具內交易對手之金融承擔。

倘對方於二零零六年十二月三十一日未能履行彼等之承擔，則本集團就每類已確認金融資產而須承受之最大信貸風險已於綜合資產負債表列值之資產之賬面金額反映。

本集團的銀行結餘存放於具有高信貸評級的香港銀行。

由於貸款票據、可轉換債券及應收貸款的信貸風險均主要源自若干有限責任交易方，故本集團於貸款票據、可轉換債券及應收貸款方面具有過渡集中的信貸風險。除上文所述者外，由於貿易應收款項的風險分散於若干交易方及客戶，故應收貿易款項並無過渡集中的信貸風險。

為了盡量減低信貸風險，管理層已指派一支隊伍負責釐定信貸風險、信貸批核及其他監督程序。此外，管理層定期審核各個別貿易債務之應收款項、貸款票據、可轉換債券及應收貸款，確保就不可收回債務提供足夠減值虧損確認。為此，管理層認為本集團已大幅減低信貸風險。

綜合財務報表附註

截至二零零六年十二月三十一日止年度

4. 主要不確定估計來源

於應用本集團的會計政策(見上文附註3所述)過程中,管理層已根據過往經驗、對未來的預期及其他資料作多種估計,可對下年度綜合財務報表所確認金額造成重大影響的主要不確定估計來源載於下文。

利得稅

於二零零六年十二月三十一日,於本集團之綜合資產負債表中已確認無遞延稅項資產及有關未動用稅項虧損約1,235,000,000港元。變現遞延稅項資產主要有賴於是否有足夠未來溢利或將來可供利用之應課稅暫時差額而定。倘產生之未來實際溢利乃多於預期溢利,而該未來溢利會於有關撥回發生期間之綜合收益表內確認。

5. 財務工具

本集團主要財務工具包括股本投資、貸款票據、可轉換債券、應收貸款、應收賬款、應付賬款、客戶訂金、其他借貸及銀行結餘。該等財務工具的詳情於相關附註中披露。與此等財務工具相關的風險,以及降低此等風險的政策已載於下文。管理層管理及監察此等風險,以確保適時及有效地採取適當的措施。

市場風險

(i) ***貨幣風險***

本集團參與以外幣交易之證券買賣投資,因此存在外滙風險。本集團暫時仍未有一套外對沖政策。

然而,管理層會密切監察相關外滙風險,並於有需要時考慮對沖重大外滙風險。如有需要,管理層會就本集團所持有之投資組合徵求財務顧問之意見。

(ii) ***價格風險***

本集團之可供出售投資及持作買賣之投資均於各結算日按公允價值計量。因此,本集團面對股本價格風險。本集團之投資委員會維持一個包含不同風險特徵之投資組合,藉以管理價格風險。

綜合財務報表附註

截至二零零六年十二月三十一日止年度

3. 主要會計政策（續）

退休福利計劃

向本集團之界定供款計劃或強積金計劃支付之款項，均於到期時作為開支扣除。

外幣

於編製各個別集團實體之財務報表時，以該實體功能貨幣以外之貨幣（外幣）進行之交易均按交易日期之適用匯率換算為功能貨幣（即該實體主要經營之經濟地區之貨幣）記賬。於各結算日，以外幣為定值之貨幣項目均按結算日之適用匯率重新換算。按公允價值以外幣定值之非貨幣項目乃按於公允價值釐定當日之適用匯率重新換算。按外幣歷史成本計量之非貨幣項目毋須重新換算。

於結算及換算貨幣項目時產生之匯兌差額均於彼等產生期間內於損益賬中確認。惟因貨幣項目（形成本公司於海外業務之投資淨額之一部分）而產生之匯兌差額除外，在這情況下，有關匯兌差額乃於綜合財務報表之權益內確認。以公允價值定值之非貨幣項目經重新換算後產生之匯兌差額於該期間列作損益，惟換算直接於權益內確認盈虧之非貨幣項目產生之差額除外，在此情況下，匯兌差額亦直接於權益內確認。

就呈列綜合財務報表而言，本集團海外經營業務之資產及負債乃按於結算日之適用匯率換算為本公司之列賬貨幣（即港元），而其收入及支出乃按該年度之平均匯率進行換算，除非匯率於該期間內出動大幅波動則作別論，於此情況下，則採用交易當日之適用匯率。所產生之匯兌差額（如有）乃確認作權益之獨立部份（匯兌浮動儲備）。該等匯兌差額乃於海外業務被出售期間在損益賬內確認。

綜合財務報表附註

截至二零零六年十二月三十一日止年度

3. 主要會計政策 *(續)*

稅項 *(續)*

遞延稅項指就財務報表表所載資產負債與計算應課稅溢利所採用之相應稅基,兩者賬面值間之差異而預期應付或可收回之稅項,並採用資產負債表負債法計算。一切應課稅臨時差異一般確認為遞延稅項負債,及倘應課稅溢利可能足以抵銷可獲減免之臨時差異,則確認為遞延稅項資產。倘因商譽(或負商譽)或初步確認(業務綜合除外)交易之其他資產負債而產生之臨時差異不會影響應課稅溢利或會計溢利,則有關資產及負債不予確認。

遞延稅項資產之賬面值會於各結算日審核,及調低至再無可能有應課稅溢利足以撥回全部或部份資產。

遞延稅項乃按預期於償還負債或變現資產期間適用之稅率計算。遞延稅項將於損益表扣除或計入損益表,除非遞延稅項與直接於權益扣除或計入權益之項目有關,在此情況下則遞延稅項亦計入權益內。

借貸成本

所有借貸成本於產生之期間列入綜合收益表融資成本內。

租賃

如果租賃條款在實質上將與資產擁有權有關的所有風險和報酬轉讓給承租人,該租賃則歸類為融資租賃。所有其他租賃則歸類為經營租賃。

本集團作為出租人

從經營租賃得到之租金,以直線法按有關租賃予以確認。於磋商及安排一項經營租賃時產生之初步直接成本,乃加入租賃資產之賬面值內,並於租期按直線法確認為支出。

本集團作為承租人

根據經營租賃下之應付租金包括土地的租賃利息,以直線法按有關租賃期於損益表內扣除。作為訂立經營租賃之獎勵而已收及應收之利益,均於租期按直線法確認為租金支出之減少。

綜合財務報表附註

截至二零零六年十二月三十一日止年度

3. 主要會計政策 *(續)*

取消確認

若從資產收取現金流量之權利已到期，或金融資產已轉讓及本集團已將其於金融資產擁有權之絕大部份風險及回報轉移，則金融資產將被取消確認。於取消確認金融資產時，資產賬面值與已收代價及已直接於權益確認之累計損益之總和之差額，將於損益中確認。

金融負債被取消確認，當有關合約之特定責任獲解除、取消或到期。取消確認之金融負債賬面值與已付代價之差額，包括任何非現金資產或負債承擔，乃於損益中確認。

存貨

存貨按成本或可變現淨值兩者間之較低者列賬。成本乃按加權平均法計算。

減值

於各結算日，本集團均會審閱其資產之賬面值，藉以確認該等資產有否出現減值虧損。倘本集團估計某項資產之可收回金額低於其賬面值，則該項資產之賬面值須減低至其可收回金額。減值虧損將即時確認為開支，除非有關資產根據香港財務報表準則以重估金額列賬，則上述減值虧損將根據香港財務報表準則視為重估減值。

倘某項減值虧損其後撥回，則該項資產之賬面值須增至其可收回金額之經修訂估計數額，惟增加後之賬面值不得超過以往年度資產並無確認減值虧損而釐定之賬面值。撥回減值虧損將即時確認為收入，除非有關資產根據另一項準則以重估金額列賬，則撥回減值虧損將根據該準則被視為重估增值。

税項

税項支出乃指本期應付税項加上遞延税項之總額。

本期應付税項乃按本期間之應課税溢利計算。由於應課税溢利不包括於其他期間應課税或可獲減免之收支項目，亦不包括利潤表內毋須課税或不獲減免之項目，故應課税溢利與利潤表所列示之淨溢利有所不同。

綜合財務報表附註

截至二零零六年十二月三十一日止年度

3. 主要會計政策(續)

金融工具(續)

金融資產(續)

可供出售之金融資產

可供出售之金融資產為非衍生項目，其須指定為可供出售金融資產或未有劃分為貸款及應收款項及透過損益按公允價值處理之金融資產。於首次確認後各結算日，可供出售金融資產按公允價值計算。公允價值之變動於權益確認，直至該金融資產被出售或決定有所減值，屆時過往於權益確認之累計收入或虧損會自權益剔除，並於損益賬確認。可供出售金融資產之任何減值虧損於損益賬確認。可供出售之股權投資之減值虧損將不會於以後期間在損益中撥回。

金融負債及股本權益

由集團實體發行之金融負債及股本權益工具乃根據合同安排之性質與金融負債及股本權益工具之定義分類。

股本權益工具乃證明集團於扣減所有負債後之資產中擁有剩餘權益之任何合同。就金融負債及股本權益工具所採納之會計政策乃載於下文。

金融負債

金融負債包括應付賬項及應計費用，預收款項及其他借貸，乃採用實際利息法按攤銷成本計算。

股本權益工具

本公司之發行股本權益工具以收取代價扣除直接發行成本記錄。

衍生金融工具

衍生金融工具初步以訂立衍生工具合約當日的公允價值計量，其後則以其於各結算日的公允價值重新計量。

嵌入式衍生工具

倘非衍生主合約的嵌入式衍生工具的風險與特性與主合約的風險及特質類似，且主合約並非以公允價值計量，則會視為獨立衍生工具處理，而公允價值變動將於損益中確認。

綜合財務報表附註

截至二零零六年十二月三十一日止年度

3. 主要會計政策 *(續)*

金融工具

當某集團實體成為工具合同條文之訂約方時，金融資產及金融負債於資產負債表確認。金融資產及金融負債按公允價值首次確認。收購或發行金融資產及金融負債而直接應佔之交易成本(透過損益按公允價值處理之金融資產及金融負債除外)乃於首次確認時加入金融資產或金融負債之公允價值或自金融資產或金融負債之公允價值內扣除(如合適)。收購透過損益按公允價值處理之金融資產或金融負債而直接應佔之交易成本即時於損益賬內確認。

金融資產

本集團之金融資產歸入下列三個類別之其中一個，包括以透過損益按公允價值處理之金融資產、貸款及應收款項及可供出售之金融資產。所有定期購買或出售金融資產乃按交易日基準確認及取消確認。定期購買或出售乃購買或銷售金融資產，並要求於市場上按規則或慣例設定之時間框架內付運資產。就各類金融資產所採納之會計政策乃載於下文。

透過損益按公允價值處理之金融資產

透過損益按公允價值處理之金融資產包括持作買賣之投資。於首次確認後之各結算日，透過損益按公允價值處理之財務資產乃按公允價值計量，而公允價值之變動在彼等產生之期間內即時直接在損益賬中確認。

貸款及應收款項

貸款及應收款項乃於現行市場所報之固定或可釐定付款之非衍生金融工具。於首次確認後各結算日，貸款及應收款項包括貸款票據、可轉換債券、應收一位少數股東款項、應收賬項、按金、應收貸款、有抵押銀行存款及銀行結餘，均按採用實際利率法計算之已攤銷成本減任何已識別減值虧損入賬。減值虧損乃當可實質證明資產減值時於損益中確認，並按該資產之賬面值與按原先實際利率折讓之估計未來現金流量之現值間的差額計量。當資產之可收回數額增加乃確實與於確認減值後所引致之事件有關時，則減值虧損會於隨後會計期間予以回撥，惟該資產於減值被回撥之日之賬面值不得超過未確認減值時之已攤銷成本。

綜合財務報表附註

截至二零零六年十二月三十一日止年度

3. 主要會計政策 *(續)*

於聯營公司之投資

聯營公司為本集團可運用重大影響之公司，聯營公司並非附屬公司或合營公司。

聯營公司之業績、資產及負債會以會計權益法於綜合財務報表中綜合入賬。根據權益法，於聯營公司之投資乃按成本於綜合資產負債表中列賬，並就本集團分佔該聯營公司之於收購後淨資產變動作出調整，以及減去任何已識別之減值虧損。當本集團分佔某聯營公司之虧損相等於或超出其於該聯營公司之權益（包括任何長期權益，而該長期權益實質上構成本集團於該聯營公司之投資淨額之一部份），則本集團不再繼續確認其分佔之進一步虧損。額外分佔之虧損乃被撥備，而負債僅以本集團已產生法定或推定責任或代表該聯營公司作出付款者為限被確認。

收購成本超逾於收購日期所確認本公司應佔聯營公司可識別資產、負債及或然負債之公平值淨值之任何金額，將確認為商譽。商譽計入投資賬面值內，並會作為投資一部分評估減值。

於重新評估後，本集團任何所分佔可識別資產、負債及或然負債超逾收購成本之金額，即時於損益中確認。

當集團公司與本集團聯營公司進行交易，任何盈虧將按本集團應佔相關聯營公司權益的水平予以對銷。

持作銷售之非流動資產

倘非流動資產及出售組別的賬面值可主要透過銷售交易（而非透過持續使用）收回，則會將其分類為持作銷售。上述條件僅會於極有可能進行銷售，且有關資產（出售組別）能即時以其現狀出售時視為達成。

分類為持作銷售的非流動資產（及出售組別）乃以資產（出售組別）過往的賬面值與公允價值（扣除銷售成本）的較低者計量。

預付租賃款項

經營租賃下的土地預付租賃款項乃於租期內以直線法在綜合收益表內扣除。

綜合財務報表附註

截至二零零六年十二月三十一日止年度

3. 主要會計政策(續)

投資物業

投資物業於首次確認時按成本(包括所有有關的直接支出)計量。於首次確認後,投資物業按公允價值模式入賬。公允價值變動所產生之收益或虧損直接於產生期間確認為損益。

投資物業於出售或永久停用或預期將其出售不會帶來未來經濟利益時取消確認。取消確認資產所產生之任何溢利或虧損(以出售所得款項淨額與資產賬面值之差額計算)計入取消確認該項目之年度內之綜合收益表中。

物業、廠房及設備

物業、廠房及設備(在建工程除外)均按成本值或公允價值減除累計折舊及累計減值虧損列賬。

在建工程包括物業、廠房及設備,在工程分類上被定為用作生產或自用。在建工程以成本扣除已確認減值虧損列賬。當工程完成或準備自用時,在建工程須合適地分類為物業、廠房及設備。當該資產可作既定用途時,其折舊開始計算並與其他物業資產折舊計算方法相同。

樓宇用作生產或提供產品或服務,或用作行政用途,乃按其重估值(於重估日期之公允價值減除其後出現之任何累計折舊及任何其後之累計減值虧損)列於資產負債表。重估工作定期進行,頻密程度以足夠令賬面值不致大幅偏離於資產負債表結算日之公允價值為準。

任何因樓宇之重估所產生之增值均撥入樓宇重估儲備內,因重估樓宇而致賬面淨值減少之價值須以支出形式扣除,除因相同之資產於以往重估時而引致之重估減值已確認為支出,此等重估增值需撥入綜合收益表中但不能超越以往之減值支出。因重估樓宇而致賬面值減少之數額須以支出形式處理,惟以超出以往就重估資產而撥入樓宇重估儲備之餘額(如有)為限。在日後出售或收回經重估後的樓宇時,應計重估增值均直接轉撥至保留溢利。

物業、廠房及設備(在建工程中之土地及物業除外)之折舊以直線法,按該資產估計可使用之年期撇銷其成本值或其公允價值。

物業、廠房及設備項目於出售時或當繼續使用該資產預期不會產生任何未來經濟利益時取消確認。資產取消確認所產生之任何收益或虧損(按該項目之出售所得款項淨額及賬面值間之差額計算)於該項目取消確認之年度計入綜合收益表。

綜合財務報表附註

截至二零零六年十二月三十一日止年度

3. 主要會計政策

誠如下列會計政策所述，綜合財務報表乃按歷史成本基準編製，惟若干物業及金融工具按重估價值或公允價值計算者除外。

綜合財務報表乃根據香港會計師公會所頒佈之香港財務報表準則編製。此外，綜合財務報表載列聯交所證券上市規則及公司條例規定之適用披露。

綜合基準

綜合財務報表由本公司及其所控制的機構（即附屬公司）之財務報表組成。控制是指本公司有權力掌管該機構之財務及營運政策，從而受惠於其經營活動。

於年內所收購或出售之附屬公司，其業績乃由收購日期起或至出售日期止（如適用）計算在綜合收益表內。

如有需要，本集團會對附屬公司之財務報表作出調整，使其會計攻策與本集團其他成員公司所採用者保持一致。

所有集團內交易、結餘、收入及支出均於綜合賬目內抵銷。

少數股東權益於綜合附屬公司所佔的淨資產與本集團所佔之權益分開列賬。少數股東權益於淨資產之權益包括其於原業務合併日期之應佔數額及在合併日期以來少數股東應佔權益的變動。倘少數股東所佔的虧損超越少數股東於附屬公司應佔的股本權益，除非該少數股東須受約束性責任及有能力支付額外資金以彌補附屬公司的虧損，否則該虧損餘額應由集團承擔。

收入確認

收入按已收及應收代價公平值計量。即於日常業務中之貨物銷售及證券買賣及投資，扣除折扣及銷售相關稅項之應收款項。

證券買賣乃在執行有關交易時予以確認。

貨品銷售額乃在貨品付運及擁有權經已轉移時予以確認。

投資之股息收入乃在確定本集團可收取有關款項之權利時予以確認。

金融資產產生之利息收入乃按時間基準，並參照尚未償還本金額及按適用之實際利率計算，而該實際利率乃按金融資產之預期可使用年期將估計未來現金收入實際折算至該資產之賬面淨值之比率。

綜合財務報表附註

截至二零零六年十二月三十一日止年度

1. 一般事項

本公司於百慕達註冊成立為一間受豁免有限公司，其股份在香港聯合交易所有限公司(「聯交所」)上市。本公司之註冊辦事處地址及主要營業地點已披露於本年報第2頁。

本綜合財務報表以港幣呈列，與本公司之功能貨幣相同。

本公司為一間投資控股公司，其主要附屬公司之業務載於附註41。

2. 新訂及修訂香港財務報告準則之應用(「香港財務報告準則」)

於本年度，本集團首次採用由香港會計師公會(「香港會計師公會」)新頒佈之多條新準則、修訂及詮釋(「新香港財務報告準則」)，該等準則適用於二零零五年十二月一日或以後、或二零零六年一月一日或以後開始之會計期間。採納新香港財務報告準則對本會計期間或以往會計期間本集團之業績及財務狀況之編製及呈列方式並無重大影響，因而毋須作出以往年度調整。

本集團並無提早採納下列已頒佈但仍未生效之新準則、修訂或詮釋。本公司董事預期，採用該等新準則、修訂或詮釋對本集團業績及財務狀況並無任何重大影響。

香港會計準則第1號(修訂)	資本披露[1]
香港財務報告準則第7號	財務工具：披露[1]
香港財務報告準則第8號	營業分類[2]
香港(國際財務報表詮釋委員會)－詮釋第7號	根據香港會計準則第29號「惡性通貨膨脹經濟中的財務報告」採用重列法[3]
香港(國際財務報表詮釋委員會)－詮釋第8號	香港財務報告準則第2號的範圍[4]
香港(國際財務報表詮釋委員會)－詮釋第9號	重新評估嵌入式衍生工具[5]
香港(國際財務報表詮釋委員會)－詮釋第10號	中期財務報告及減值[6]
香港(國際財務報表詮釋委員會)－詮釋第11號	香港財務報告準則第2號：集團及庫存股份交易[7]
香港(國際財務報表詮釋委員會)－詮釋第12號	服務經營權安排[8]

[1] 於二零零七年一月一日或之後開始之會計期間生效。
[2] 於二零零九年一月一日或之後開始之會計期間生效。
[3] 於二零零六年三月一日或之後開始之會計期間生效。
[4] 於二零零六年五月一日或之後開始之會計期間生效。
[5] 於二零零六年六月一日或之後開始之會計期間生效。
[6] 於二零零六年十一月一日或之後開始之會計期間生效。
[7] 於二零零七年三月一日或之後開始之會計期間生效。
[8] 於二零零八年一月一日或之後開始之會計期間生效。

綜合現金流量表

截至二零零六年十二月三十一日止年度

	附註	二零零六年 千港元	二零零五年 千港元
投資業務			
出售可供出售投資所得款項		**42,122**	–
贖回貸款票據所得款項淨額		**39,503**	59,000
有抵押銀行存款減少		**10,526**	4,656
已收利息		**3,877**	4,888
出售一間聯營公司所得款項		**1,740**	–
購買投資物業		**(19,114)**	–
購買可轉換債券		**(6,626)**	–
購買物業、廠房及設備		**(101)**	(88)
出售一項投資物業所得款項		**–**	100
購買可供出售投資		**–**	(7,760)
收購一間附屬公司	39	**–**	(30,971)
出售一間附屬公司	40	**–**	3,544
投資業務之現金流入淨額		**71,927**	33,369
融資業務			
新增貸款		**1,451,630**	151,048
償還貸款		**(1,382,516)**	(50,062)
股份購回		**(46,378)**	(5,568)
已付股息		**(14,280)**	(15,060)
融資業務之現金流入淨額		**8,456**	80,358
現金及現金等值增加(減少)淨額		**41,359**	(14,634)
外幣滙率轉變之影響		**(171)**	(812)
年初之現金及現金等值		**16,819**	32,265
年終之現金及現金等值， 代表銀行結餘及現金		**58,007**	16,819

綜合現金流量表

截至二零零六年十二月三十一日止年度

	附註	二零零六年 千港元	二零零五年 千港元
經營業務			
除稅前溢利		**784,044**	104,607
調整項目：			
利息收入		**(11,013)**	(14,837)
物業、廠房及設備之折舊		**389**	617
存貨減值		**1,070**	92
利息支出		**10,897**	1,571
預付租賃款項之攤銷		**59**	59
出售一間聯營公司之溢利		**(1,740)**	–
衍生工具之已變現溢利淨額		**(1,594)**	(1,464)
出售可供出售投資之變現溢利		**(26,268)**	–
持作買賣投資按公允價值之變動		**(439,498)**	(61,506)
貸款票據提早贖回的折價		**3,962**	1,000
投資物業按公允價值之變動		**(6,856)**	(11,360)
樓宇之重估盈餘		**(387)**	(773)
出售一間附屬公司之溢利		**–**	(3,544)
營運資金變動前之經營現金流量		**313,065**	14,462
存貨（增加）減少		**(1,046)**	8,039
持作買賣投資增加		**(362,954)**	(122,997)
應收賬項、按金及預付款項（增加）減少		**(21,822)**	16,404
應收貸款（增加）減少		**(49,169)**	1,078
應付賬項及應計費用增加（減少）		**38,920**	(42,876)
客戶訂金及預收款項增加（減少）		**58,597**	(800)
經營業務之現金流出		**(24,409)**	(126,690)
已付利息		**(10,897)**	(1,571)
已付稅款		**(3,718)**	(100)
經營業務之現金流出淨額		**(39,024)**	(128,361)

綜合權益變動表

截至二零零六年十二月三十一日止年度

	本公司權益持有人應佔權益									
	股本 千港元	股份溢價 千港元	樓宇重估儲備 千港元	投資重估儲備 千港元	資本贖回儲備 千港元	匯兌儲備 千港元	保留溢利 千港元	總額 千港元	少數股東權益 千港元	權益總額 千港元
於二零零五年一月一日	3,018	676,818	1,064	34,188	1,922	(2)	487,253	1,204,261	–	1,204,261
可供出售投資公允價值之變動	–	–	–	(3,684)	–	–	–	(3,684)	–	(3,684)
因換算海外附屬公司之財務報表所產生之差異	–	–	–	–	–	472	–	472	–	472
直接於權益確認之淨(支出)收入	–	–	–	(3,684)	–	472	–	(3,212)	–	(3,212)
本年度溢利	–	–	–	–	–	–	104,511	104,511	(3)	104,508
本年度確認收入及(支出)總額	–	–	–	(3,684)	–	472	104,511	101,299	(3)	101,296
收購一間附屬公司時所產生(附註39)	–	–	–	–	–	–	–	–	11,996	11,996
少數股東之資本貢獻	–	–	–	–	–	–	–	–	4,805	4,805
已付股息	–	–	–	–	–	–	(15,060)	(15,060)	–	(15,060)
股份購回	(43)	(5,525)	–	–	43	–	(43)	(5,568)	–	(5,568)
於二零零五年十二月三十一日	2,975	671,293	1,064	30,504	1,965	470	576,661	1,284,932	16,798	1,301,730
可供出售投資公允價值之變動	–	–	–	427,864	–	–	–	427,864	–	427,864
樓宇重估盈餘	–	–	210	–	–	–	–	210	–	210
因換算海外附屬公司之財務報表所產生之差異	–	–	–	–	–	499	–	499	–	499
直接於權益確認之淨收入	–	–	210	427,864	–	499	–	428,573	–	428,573
轉移至出售可供出售投資之溢利或虧損	–	–	–	(26,268)	–	–	–	(26,268)	–	(26,268)
本年度溢利	–	–	–	–	–	–	772,468	772,468	49	772,517
本年度確認收入總額	–	–	210	401,596	–	499	772,468	1,174,773	49	1,174,822
已付股息	–	–	–	–	–	–	(14,280)	(14,280)	–	(14,280)
股份購回(附註30)	(146)	(46,232)	–	–	146	–	(146)	(46,378)	–	(46,378)
於二零零六年十二月三十一日	2,829	625,061	1,274	432,100	2,111	969	1,334,703	2,399,047	16,847	2,415,894

綜合資產負債表

於二零零六年十二月三十一日

	附註	二零零六年 千港元	二零零五年 千港元
資本及儲備			
股本	30	**2,829**	2,975
儲備		**2,396,218**	1,281,957
本公司權益持有人應佔之權益		**2,399,047**	1,284,932
少數股東權益		**16,847**	16,798
權益總額		**2,415,894**	1,301,730
非流動負債			
遞延稅項負債	31	**–**	5,391
		2,415,894	1,307,121

載於第23至69頁之財務報表於二零零七年四月十九日獲董事會批准及授權發佈，並由下列董事代表董事會簽署：

董事	*董事*
莊淑涴女士	王炳忠拿督

綜合資產負債表

於二零零六年十二月三十一日

	附註	二零零六年 千港元	二零零五年 千港元
非流動資產			
投資物業	16	**81,589**	136,526
物業、廠房及設備	17	**4,712**	51,825
預付租賃款項	18	**2,424**	2,483
於一間聯營公司之投資		**–**	–
可供出售投資	19	**557,375**	171,633
貸款票據	20	**50,476**	86,805
可轉換債券	21	**6,626**	–
		703,202	449,272
流動資產			
持作出售之存貨一製成品		**1,471**	1,495
持作買賣之投資	22	**1,690,510**	886,464
應收一位少數股東款項	23	**–**	4,805
應收賬項、按金及預付款項	24	**33,708**	12,501
應收貸款	25	**123,598**	74,429
可收回税項		**3,543**	–
有抵押銀行存款	26	**–**	10,526
銀行結餘及現金	26	**58,007**	16,819
		1,910,837	1,007,039
分類為待售之資產	27	**134,419**	–
		2,045,256	1,007,039
流動負債			
應付賬項及應計費用	28	**55,480**	41,176
客戶訂金及預收款項		**31,283**	2,713
其他借貸	29	**170,100**	100,986
應付税項		**15,657**	4,315
		272,520	149,190
分類為待售資產之相關負債	27	**60,044**	–
		332,564	149,190
流動資產淨值		**1,712,692**	857,849
		2,415,894	1,307,121

綜合收益表

截至二零零六年十二月三十一日止年度

	附註	二零零六年 千港元	二零零五年 千港元
營業額	6	**1,229,840**	223,086
銷售流動電話		**67,098**	66,309
租金收入		**3,801**	2,723
		70,899	69,032
銷售成本		**(65,493)**	(62,541)
毛利		**5,406**	6,491
上市投資之股息收入		**17,717**	11,706
應收貸款之利息收入		**9,071**	11,693
投資之溢利淨額	8	**801,269**	79,562
其他收入	9	**22,445**	14,950
分銷成本		**(4,655)**	(6,060)
行政支出		**(64,307)**	(27,705)
其他支出		**(988)**	(136)
融資成本	10	**(10,897)**	(1,571)
出售一間聯營公司之溢利		**1,740**	–
出售一間附屬公司之溢利	40	**–**	3,544
投資物業按公允價值之變動		**6,856**	11,360
樓宇之重估盈餘		**387**	773
除稅前溢利		**784,044**	104,607
稅項支出	12	**(11,527)**	(99)
本年度溢利	13	**772,517**	104,508
以下應佔：			
本公司權益持有人		**772,468**	104,511
少數股東權益		**49**	(3)
		772,517	104,508
股息	14		
一已付股息		**14,280**	15,060
一建議股息		**11,280**	11,879
每股盈利	15		
一基本		**2.67港元**	0.35港元

核數師報告書

Deloitte.
德勤

德勤 • 關黃陳方會計師行
香港金鐘道88號
太古廣場一座35樓

Deloitte Touche Tohmatsu
35/F One Pacific Place
88 Queensway
Hong Kong

致COL CAPITAL LIMITED
中國網絡資本有限公司*
列位股東
(於百慕達註冊成立之有限公司)

本核數師行已完成審核中國網絡資本有限公司(「本公司」)及其附屬公司(「本集團」)載於第23頁至第69頁的綜合財務報表,當中載有　貴集團於二零零六年十二月三十一日之綜合資產負債表、截至該日止年度的綜合收益表、綜合權益變動表及綜合現金流量表,以及主要會計政策概要及其他附註解釋。

董事就綜合財務報表須承擔的責任

貴公司董事須負責遵照香港會計師公會頒佈的香港財務報告準則及香港公司條例綜合披露規定,編製及真實而公平地列報該等綜合財務報表。此責任包括設計、實施及維護與編製真實而公平地列報的綜合財務報表有關的內部監控,以確保並無重大錯誤陳述(不論是否因欺詐或錯誤引起);選擇並應用適當的會計政策;及在不同情況下作出合理之會計估算。

核數師的責任

本行的責任是根據本行審核工作的結果,對該等綜合財務報表表達意見。本報告乃按照百慕達公司法第90 條的規定,僅向全體股東作出報告,除此以外,本報告並無其他用途。本行毋須就本報告的內容向任何其他人士負上或承擔任何責任。本行是按照香港會計師公會頒佈的香港審核準則進行審核。該等準則規定本行須遵守道德規定以計劃及進行審核,以合理確定此等綜合財務報表是否不存有任何重大錯誤陳述。

審核包括進行程序以取得與綜合財務報表所載金額及披露事項有關的審核憑證。選取的該等程序須視乎核數師的判斷,包括評估綜合財務報表的重大錯誤陳述(不論是否因欺詐或錯誤引起)的風險。在作出該等風險評估時,核數師考慮與公司編製真實而公平呈列綜合財務報表有關的內部監控,以設計適當審核程序,但並非為對公司的內部監控是否有效表達意見。審核亦包括評價董事所採用的會計政策是否恰當及所作的會計估算是否合理,以及評價綜合財務報表的整體呈列方式。

本行相信,本行已取得充分恰當的審核憑證,為本行的審核意見提供了基礎。

意見

本行認為,按照香港財務報告準則編製的綜合財務報表均真實而公平地反映　貴集團於二零零六年十二月三十一日的財務狀況及　貴集團截至該日止年度的溢利和現金流量,並已按照香港公司條例的披露規定妥善編製。

德勤•關黃陳方會計師行
執業會計師

香港,二零零七年四月十九日

*　*中文名稱僅供識別*

企業管治報告書

與股東溝通

本公司設立不同渠道保持與股東溝通，包括刊印年報、中期報告及公佈，該等資料亦上載於本公司的網頁。

股東週年大會是一個良好的平台讓股東與董事會交流意見，於本公司之二零零六年股東週年大會上，董事會主席及審核委會主席兼薪酬委員會主席均有在場回答股東的提問。

隨附於年報寄予股東之股份回購通函，詳載了投票表決的程序和股東可要求以投票方式表決之權利，亦詳述了提呈決議案的有關詳情，包括每位再應選連任董事的個人簡歷。

於本公司二零零六年股東週年大會上，所有決議案均以舉手方式表決。所有決議案均獲通過。

代表董事會

主席
莊淑涴

香港，二零零七年四月十九日

企業管治報告書

d) 成立薪酬委員會以確保集團所有董事及高層管理人員之薪酬與市場薪酬條件及個人表現相符。

e) 企業報標準已交予會計部負責，由會計部適當地定期檢討資源調配及財務報系統。企業管治常規，以及符合上市規則、證券及期貨條例（香港法例第571章）及其他適用法規等事宜，已交予公司秘書部負責。本公司管理層定期與執行董事檢討及簡述報系統，亦每年與審核委員會檢討及簡述報系統。

f) 本公司每位新委任董事均獲發一份詳盡資料，當中詳述作為本公司董事之責任及職責，並特別註明首次獲委任為本公司董事時須留意及知悉之適用規則及規例（包括上市規則）。

g) 本公司已就本集團董事之證券交易，採納上市規則附錄十上市發行人董事之證券交易標準守則所訂標準之行為守則（「標準守則」）。標準守則之印刷本已分發予標準守則內規定須獲提供之本集團每位董事及相關僱員。所有董事已確認，彼等已完全遵守標準守則內所載之規定標準。

問責及審核

董事負責監督編製每個財政期間的賬目，使賬目能真實和公平地反映集團在該段期間的業務狀況、業績及現金流量表現，於編製截至二零零六年十二月三十一日止年度之賬目時，董事已採用適當之會計政策並貫徹應用，採納適合香港財務報告準則及香港會計準則，及作出審慎合理判斷及估計，並按持續經營之基準編製賬目。

企業管治報告書

核數師酬金

回顧年內，本公司已付或將付予核數師德勤•關黃陳方會計師行的酬金如下：

提供的服務	已付／應付費用 港元
核數服務	1,020,000
非核數服務	208,016
	1,228,016

內部監控

董事會及高層管理人員負責設立、維持及執行一套有效的內部監控系統。本公司的內部監控系統包括一個完善的組織架構和全面的政策及準則。董事會已清楚界定各業務及營運部門的權責，以確保有效之制衡。

董事會認為回顧年內及截至本年報及財務報表刊發日期，現存的內部監控系統十分穩健，及足以保障股東、顧客及員工的利益，和集團的資產。

管理層協助董事會推行風險及控制的政策及措施，以確定及評估所面對的風險，並參與設計、運作及監察合適的內部監控措施，以減少及控制此等風險。

集團已確立主要程序以審閱內部監控系統的充足性及完整性，該等程序包括：

a) 成立執行委員會以確保本集團日常運作有效率，及是根據企業目標、策略和每年財政預算及已獲批准的政策和業務方向。

b) 本公司的審核委員會審閱外聘核數師、監管機構及管理層所確定的內部監控事項，並評估集團風險管理及內部監控系統的充足性及有效性。

c) 成立投資委員會以監察本集團與投資有關之活動及其營運和財務政策。

企業管治報告書

於二零零六年會議內，審核委員會曾執行下述工作：

(i) 審閱截至二零零五年十二月三十一日止年度及截至二零零六年六月三十日止六個月的財務報表；

(ii) 檢討內部監控制度的有效性；

(iii) 審閱外聘核數師法定的核數計劃及聘用信件；

(iv) 審閱外聘核數師有關本集團截至二零零五年十二月三十一日止年度的審核情況説明函件；

(v) 檢討二零零六年審核範疇及費用，並推薦予董事會作批准。

本集團審核委員會的主要角色及功能如下：

1. 考慮本集團外聘核數師的委任、核數費用、外聘核數師的辭職或辭退的任何問題。

2. 與外聘核數師商討核數的性質及範疇。

3. 審閱中期及每年財務報表，並呈交予董事會。

4. 就中期回顧及每年年終審核工作產生的問題和保留意見，及核數師欲商談的任何事項作出商討。

5. 審閱外聘核數師的審核情況説明函件及管理層的回應。

6. 審閱公司之財務監管、內部監控及管理風險系統以確保其運作適當。

7. 考慮內部調查的主要發現及管理層的回應。

企業管治報告書

董事提名

本公司並無成立提名委員會。全體董事會負責核准新成員之委任及在股東週年大會上提名合適的人仕應選，以填補董事空缺或增添現有董事名額。

根據公司細則，有關建議某位人仕被選為董事之意向通知書，以及該名人士表示願意被選為董事之通知書，均須於股東大會舉行日期前最少七天交往本公司之總辦事處或註冊辦事處，否則概無任何人仕（退任董事除外）於任何股東大會上合資格獲選為董事，惟董事會推薦被選為董事之人仕除外。

有關遞交上述通知書之期限，將由不早於寄發就是次董事選舉而舉行之股東大會通知書後之日開始，並於不遲於該股東大會舉行日期前七日結束。

年度內，張健先生於二零零六年十月十六日獲委任為新董事局成員以填補俞啟鎬先生呈辭之空缺。

選舉董事的詳細資料，包括擬參與選舉或再應選連任董事的個人簡歷已載於一份關於（其中包括）股份回購授權及股東週年大會通告之通函內（「股份回購通函」），以便股東參考後作出決定投票。

審核委員會

本公司的審核委員會包括三位獨立非執行董事。

審核委員會每年最少舉行兩次會議。年內舉行了五次會議，審核委員會的會議記錄均於董事會上呈覽及（如適用）採取行動。各成員的出席率如下：

成員名稱	二零零六年 出席會議次數	出席率
勞偉安先生*（主席）*	5/5	100%
劉紹基先生	5/5	100%
俞啟鎬先生*（於二零零六年十月十六日呈辭）*	5/5	100%
張健先生*（於二零零六年十月十六日獲委任）*	–	–

企業管治報告書

薪酬委員會

本公司的薪酬委員會於二零零五年四月十五日成立。薪酬委員會由三位獨立非執行董事及兩位執行董事組成。

薪酬委員會每年最少舉行一次會議。二零零六年舉行了四次會議，各成員的出席率如下：

成員名稱	二零零六年 出席會議次數	出席率
劉紹基先生 *(主席)*	4/4	100%
勞偉安先生	4/4	100%
俞啟鎬先生 *(於二零零六年十月十六日呈辭)*	2/4	50%
張健先生 *(於二零零六年十月十六日獲委任)*	–	–
王炳忠拿督	4/4	100%
江木賢先生	4/4	100%

本集團之薪酬政策乃確保其所有員工之薪酬與市場薪酬條件及個人表現相符。

於年內舉行的會議上，各成員曾審閱並知悉二零零六年香港整體的薪酬趨勢，並修改委員會之職權範圍。

本集團薪酬委員會的主要角色及功能如下：

1. 每年檢討並向董事會就董事及主要高級管理人員的整體薪酬政策提出建議。

2. 每年檢討執行董事及主要高級管理人員的表現，並向董事會就薪酬的特別調整及／或獎金提出建議。

3. 確保獨立非執行董事的薪酬水平與他們對董事會所承擔的責任及對其有效率的運作所作的貢獻掛。

4. 確保沒有董事自行釐訂其本人的薪酬。

企業管治報告書

主席及行政總裁

本公司主席為莊淑涴女士。主席與行政總裁的角色是分開的，由兩位獨立個體承擔，他們之間沒有任何關係（除董事關係外），以確保權力和授權分佈均衡，不致工作責任僅集中於任何一位人士。董事會主席負責領導工作，以確保董事會有效地運作，而行政總裁之職務則由兩名執行董事王炳忠拿督及江木賢先生履行，彼等分別負責本集團之日常業務運作及財務與會計方面之工作，由此可見主席及該兩位履行行政總裁工作之執行董事之職責已被清楚劃分。

委任及重選董事

本公司已為非執行董事制定委任的指定任期，他們須根據本公司的公司細則（「公司細則」）的條文，於股東週年大會上輪席退任及接受重新選舉。

企業管治常規守則的條文A.4.2項要求所有董事（包括有指定任期的董事）應至少每三年一次輪席退任。本公司已於二零零六年六月一日舉行之股東週年大會上通過一項特別議案以修訂公司細則致使公司細則與企業管治常規守則的條文A.4.2項一致。

董事委員會

董事會以下另有成立委員會協助履行其職責，現已委任了四個委員會，即是執行委員會、投資委員會、薪酬委員會及審核委員會，藉此監察本集團有關方面的事務，每個委員會有特定職權範圍，訂明其職責、權力及功能，委員會定期向董事會匯報並在當時就所討論事項提出建議。

執行委員會

本公司自一九九八年五月二十三日設立執行委員會，執行委員會以書面訂立其職權範圍。執行委員會由董事會之主席及兩名執行董事組成，其目的為審批及監察本集團之日常業務運作。於年內，執行委員會共召開六次會議。

投資委員會

本公司於二零零零年二月二日設立投資委員會，投資委員會以書面訂立其職權範圍。投資委員會由董事會之主席及兩名執行董事組成，其目的為審批及監察本集團與投資有關之活動。投資委員會於年內共召開十一次會議。

企業管治報告書

年度內，本公司召開四次全體董事會會議，各董事的出席率如下：

董事姓名	二零零六年 出席董事會會議次數	出席率
莊淑婉女士(*主席*)	4/4	100%
王炳忠拿督	4/4	100%
江木賢先生	4/4	100%
勞偉安先生	4/4	100%
劉紹基先生	4/4	100%
俞啟鎬先生(*於二零零六年十月十六日呈辭*)	2/3	67%
張健先生(*於二零零六年十月十六日獲委任*)	1/1	100%

全年的董事會會議時間表於前一年計劃。所有董事會會議的通告將於會議舉行最少十四天前發出予各董事，如有需要，董事可在議程中加插欲討論的事項。公司秘書協助主席預備會議議程，並確保所有有關規則及規例獲得遵守。董事會會議的議程及相關會議文件，至少在每次董事會會議舉行三天前送交予全體董事，使各董事有時間審閱該等文件。

每位董事會成員均有權查閱董事會文件及相關資料，並可取得公司秘書的意見和服務，及有自由在需要時尋求外面的專業意見。公司秘書不斷地向所有董事提供上市規則及其他適用規定的要求，以確保本公司遵守及維持良好企業管治常規。

董事會負責制訂整體策略，監察及控制集團的表現，董事會除擔當起全面監督的角色外，同時會執行一些指定職務，如核准聘任特定高層人員、審閱財務賬目、建議派發股息及核准有關董事會合規的政策等。而管理集團業務則是本集團管理層(「管理層」)的責任。

當董事會將其管理及行政功能方面的權力授予管理層時，已同時就管理層的權力，給予清晰的指引，特別是在何種情況下管理層應向董事會匯報以及在代表本公司作出任何決定或訂立任何承諾前應取得董事會批准等事宜方面。

企業管治報告書

企業管治常規

本公司董事會(「董事會」)深信企業管治為本公司成功的關鍵,並已採取各項措施,以確保維持高標準的企業管治。於截至二零零六年十二月三十一日止年度內,本公司已採用並遵守香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)附錄十四所載的企業管治常規守則(「企業管治常規守則」)的要求。本公司將定期審閱及更新現行的常規,以追隨企業管治的最新發展。

董事會

董事會成員包括:

執行董事

莊淑涴女士*(主席)*
王炳忠拿督
江木賢先生

獨立非執行董事

勞偉安先生
劉紹基先生
張健先生

董事會成員間並無任何財務、業務、家族或其他重大／相關關係。董事會以如此均衡之架構組成,目的在確保整個董事會擁有穩固之獨立性,其組成情況符合企業管治常規守則所推薦董事會成員最少有三分一為獨立非執行董事之做法。

獨立非執行董事均具備適當的專業資格,或會計或相關的財務管理專長。本公司向所有獨立非執行董事作出具體查詢後,所有該等董事確認其均已符合上市規則第3.13條有關獨立性評估指引所列的條件。董事的簡介見本年報第6頁及第7頁。

董事會報告書

獨立非執行董事之獨立性

本公司已接獲每位獨立非執行董事一份根據香港聯合交易所有限公司證券上市規則第3.13條有關其獨立性之年度確認函。本公司認為所有獨立非執行董事乃獨立。

薪酬政策

本集團一般員工之薪酬政策乃由本集團之管理層按各員工之優點、資格及才能而釐定。

本公司董事及高級管理人員之薪酬則由薪酬委員會根據本公司營運業績、個人表現及相關市場統計而釐定。

優先購買權

本公司之公司細則或百慕達法例並無載有優先購買權以規定本公司須按比例發售新股予現有股東。

公眾持股量

本公司於截至二零零六年十二月三十一日止年度內維持足夠之公眾持股量。

捐款

於年度內，本集團已作出為數896,000港元之捐款。

結算日後事項

有關結算日後之重要事項載於綜合財務報表附註42。

核數師

本公司將於應屆股東週年大會上提呈重新委聘德勤•關黃陳方會計師行擔任本公司核數師之決議案。

代表董事會

主席
莊淑涴

香港，二零零七年四月十九日

董事會報告書

主要股東之權益

於二零零六年十二月三十一日，根據證券及期貨條例第336條規定本公司存置的登記冊所記錄，以下人士擁有本公司股份及相關股份之權益或淡倉：

於本公司股份之好倉

名稱	身份	所持普通股股份數目	持股百分比
莊女士	所控制的公司持有*（附註一及二）*	106,512,400	37.65%
China Spirit	所控制的公司持有*（附註二）*	105,248,000	37.21%
Vigor Online	實益擁有人	105,248,000	37.21%

附註：

一. Bilistyle持有本公司1,264,400股普通股股份，而莊女士於Bilistyle擁有100%實益權益。因此，根據證券及期貨條例，莊女士被視為擁有本公司1,264,400股普通股股份之權益。

二. Vigor Online乃China Spirit之全資附屬公司，而莊女士於China Spirit擁有100%實益權益。因此，根據證券及期貨條例，China Spirit及莊女士均被視為擁有本公司105,248,000股普通股股份之權益。

除上文所披露者外，於二零零六年十二月三十一日，根據證券及期貨條例第336條規定本公司存置的登記冊所記錄，概無其他人士擁有本公司股份或相關股份之權益或淡倉。

主要客戶及供應商

本集團五大客戶所佔之銷售額合共佔其銷售總額不足30%，而本集團五大供應商所佔之購貨額合共佔其總購貨額不足30%。

購買、出售或贖回上市證券

於年度內，本公司於聯交所以介乎1.25港元至3.88港元之價格購回本公司股本中14,596,000股普通股股份，總代價為46,378,000港元。上述股份於其後已被註銷。

除上文所披露者外，本公司或其任何附屬公司於年度內概無購買、出售或贖回任何本公司之上市證券。

董事會報告書

董事及主要行政人員之權益

於二零零六年十二月三十一日，根據香港證券及期貨條例（「證券及期貨條例」）第352條規定本公司存置的登記冊所記錄或根據上市發行人董事進行證券交易的標準守則（「標準守則」）而向本公司或聯交所作出的知會，董事、本公司的主要行政人員及彼等之聯繫人士於本公司或其任何相聯法團（具有證券及期貨條例第XV部的涵義）的股份、相關股份或債券之權益及淡倉如下：

於本公司股份之好倉

	每股面值0.01港元之普通股股份數目					佔已發行普通股股份
董事姓名	**個人權益**	**家族權益**	**公司權益**	**其他權益**	**合計**	**之百分比**
莊淑涴女士（「莊女士」）	–	–	106,512,400 *(附註)*	–	106,512,400	37.65%

附註： Vigor Online Offshore Limited（「Vigor Online」）乃China Spirit Limited（「China Spirit」）之全資附屬公司與Bilistyle Investments Limited（「Bilistyle」）分別持有本公司105,248,000股及1,264,400股普通股股份。莊女士於China Spirit及Bilistyle均擁有100%實益權益，故被視為擁有本公司106,512,400股普通股股份之公司權益。

除上文所披露者外，於二零零六年十二月三十一日，根據證券及期貨條例第352條規定本公司存置的登記冊所記錄或根據標準守則而向本公司及聯交所作出的知會，董事或本公司主要行政人員或彼等之聯繫人士概無擁有本公司或其任何相聯法團（具有證券及期貨條例第XV部的涵義）的任何股份、相關股份或債券之任何權益或淡倉。

董事購入股份或債券之權利

於年內任何時間，本公司或其任何附屬公司概無訂立任何安排，使董事可藉購入本公司或任何其他法人團體之股份、相關股份或債券而獲益。

董事會報告書

董事及服務合約

本年度內及截至本報告日期止之董事會成員如下：

執行董事

莊淑涴女士（*主席*）
王炳忠拿督
江木賢先生

獨立非執行董事

勞偉安先生
劉紹基先生
張健先生（於二零零六年十月十六日獲委任）
俞啟鎬先生（於二零零六年十月十六日呈辭）

根據本公司之公司細則第99條及第182(vi)條，王炳忠拿督、江木賢先生及張健先生將於應屆股東週年大會上任滿告退，並符合資格膺選連任。

各董事概無與本公司或其任何附屬公司訂立本集團不得於一年內終止而不給予補償（法定補償除外）之服務合約。

董事於合約之權益

於本年度結算日或年內任何時間，本公司或其任何附屬公司概無訂立任何董事（不論直接或間接）擁有重大權益之重大合約。

董事會報告書

本公司董事(「董事」)謹此呈奉截至二零零六年十二月三十一日止年度之年報及經審核綜合財務報表。

主要業務

本公司為一間投資控股公司,其主要附屬公司之業務載於綜合財務報表附註41。

業績及撥款

本集團截至二零零六年十二月三十一日止年度之業績載於第23頁之綜合收益表。

中期股息每股0.01港元合共為2,855,000港元已於年內派付予本公司股東(「股東」)。董事建議向於二零零七年六月二十八日名列本公司股東名冊內之股東派付每股0.04港元合共為11,280,000港元之末期股息。

股本

本公司之股本於本年度之變動詳情載於綜合財務報表附註30。

於年度內,本公司於香港聯合交易所有限公司(「聯交所」)購回其若干股份,有關詳情載於綜合財務報表附註30。董事認為本公司的股份以折讓於每股股份之淨資產值進行買賣。因此,該項回購可提升本公司每股股份之淨資產值。

投資物業與物業、廠房及設備

本集團名下之投資物業於二零零六年十二月三十一日進行重估,重估增值為6,856,000港元,已撥入綜合收益表內。

本集團名下之物業、廠房及設備於二零零六年十二月三十一日進行重估,重估增值為387,000港元及210,000港元,已分別撥入綜合收益表及樓宇重估儲備內。

有關詳情及本集團名下投資物業與物業、廠房及設備於年度內之其他變動分別載於綜合財務報表附註16及17。

董事及高級管理人員簡介

張健先生，現年65歲，於二零零六年十月十六日獲委任為本公司之獨立非執行董事。彼為中國教授級高級工程師。彼現任中國施工企業管理協會副理事長、中國寶玉石協會副會長、西安建築科技大學北京校友會會長、中國建築材料集團公司外部董事及中礦國際投資有限公司專家委員會主席。彼於一九九七年被授予國家有突出貢獻知識份子獎，彼並於二零零四年被評為「全國十大誠信英才」。於二零零五年，彼更被評為首屆中國有色金屬行業有影響力人物。於一九八二年至一九九八年期間，彼曾於中國有色金屬工業總公司擔任多項要職。於一九九八年至二零零三年期間，彼曾任中色建設集團有限公司董事長及總經理，並在二零零三年至二零零五年期間擔任中國有色礦業集團有限公司總經理。

高級管理人員

馮婧文女士，現年40歲，為本公司之公司秘書。彼為英國特許秘書及行政人員公會會員，在公司秘書專務方面積逾15年經驗。

董事及高級管理人員簡介

執行董事

莊淑涴女士，現年53歲，於二零零二年八月二十三日獲委任為本公司之執行董事及主席。彼自一九九八年九月出任中國東莞長安高爾夫球鄉村俱樂部之主席。彼現為仁愛堂第二十八屆（丁亥年）董事局副主席。彼曾於一九九二年至二零零零年出任申銀萬國（香港）有限公司之董事行政總裁。莊女士持有工商管理學碩士學位。

王炳忠拿督，現年63歲，於二零零二年三月十五日獲委任為本公司之執行董事。彼於一九六七年在馬來西亞大學畢業，取得文學榮譽學士學位，隨後加入馬來西亞外交部，期間曾擔任馬來西亞數個海外外交職務。王拿督於一九八五年投入商界，於香港及馬來西亞曾擔任不同高級管理職位（包括在上市公司擔任執行董事職位）。

江木賢先生，現年41歲，於二零零二年五月十三日獲委任為本公司之執行董事。彼畢業於香港城市大學，取得工商管理學士學位。彼為英國特許公認會計師公會資深會員、香港會計師公會會員及特許財經分析師，在企業融資、財務管理、會計及核數方面擁有逾15年之經驗。

獨立非執行董事

勞偉安先生，現年45歲，於二零零二年三月十五日獲委任為本公司之非執行董事。其後彼於二零零二年十月二十九日轉任為本公司之獨立非執行董事。彼為英國特許公認會計師公會及香港會計師公會資深會員，自一九八六年以來一直任職於其本身之公司勞偉安會計師事務所。彼在提供稅務顧問服務及審核服務予公司（包括香港上市公司）方面擁有豐富經驗。

劉紹基先生，現年48歲，於二零零四年六月三日獲委任為本公司之獨立非執行董事。彼於企業融資、財務顧問及管理、會計及核數方面擁有逾25年之經驗。彼現為財務顧問界任職顧問。在此之前，劉先生曾於一國際會計公司工作逾15年。彼為特許公認會計師公會及香港會計師公會之資深會員。彼亦為特許公認會計師公會理事會會員。彼自一九九五年起為特許公認會計師公會香港分會之委員會會員，並於二零零零年／二零零一年年度獲擔任為特許公認會計師公會香港分會之主席。劉先生同時亦為其他多間香港上市公司之獨立非執行董事。

主席報告

於二零零六年，本集團以總代價46,378,000港元回購本公司14,596,000股股份（每股面值0.01港元）並作註銷，引致本公司之已發行股本由2,974,795港元下降至2,828,835港元。

於回顧年度內，本集團之資產、負債及交易均主要以港元、澳元、人民幣、新台幣及馬來西亞林吉特為單位。由於屬短期性質，本集團以澳元及人民幣為單位之資產及交易並無對沖風險。基於新台幣及馬來西亞林吉特於期內之匯率相對穩定，本集團並無因此等貨幣而受到重大風險。

集團資產抵押

於二零零六年十二月三十一日，本集團分別以名下賬面值26,640,000港元（二零零五年：22,100,000港元）、1,210,235,000港元（二零零五年：737,033,000港元）、115,607,000港元（二零零五年：19,272,000港元）、196,000港元（二零零五年：無）及無（二零零五年：10,526,000港元）之投資物業、持作買賣之投資、可供出售投資、證券經紀行存款及銀行存款作為取得銀行及證券經紀行給予本集團短期信貸融資之抵押。

僱員

於二零零六年十二月三十一日，本集團僱用31名僱員（二零零五年：32名）。本集團確保其僱員之薪酬釐定與市場環境及個人表現相符合，並根據薪酬政策定期作出檢閱。

前景

本集團於回顧年度之財務業績表現理想。然而，由於全球大部份股票市場已處於歷史高位，股票亦於高位進行交易，故本集團於二零零七年要達致二零零六年之表現水平將具挑戰。此外，次級按揭貸款債務欠款問題擴散至美國房產市場、美國經濟之健康發展以及國內為壓抑過熱物業及股票市場而進一步透過行政手段收緊控制之負面影響均愈益令人關注。所有此等因素將對投資環境產生不利影響。

本集團將繼續密切注視此等事宜及其他因素之發展（包括利率變動及油價）從而避免或盡量減低任何不利之影響。作為價值投資者，本集團將不斷檢討及調整其投資策略及投資組合，務求在業務表現上能持續獲得改善。本集團已準備就緒以把握在中國、香港及亞太地區可行之業務及投資機會，從而提升股東價值。

致謝

本人謹藉此機會代表董事會，感謝於過去一年從不間斷支持本集團之股東及各客戶與供應商對本集團之信任與具信心的支持，並向管理層及員工為本集團所付出之努力及貢獻致以衷心謝意。

主席
莊淑涴

香港，二零零七年四月十九日

主席報告

截至二零零六年十二月三十一日止年度，本集團之金融工具買賣及投資業務錄得營業額1,149,870,000港元（二零零五年：142,361,000港元）及溢利835,379,000港元（二零零五年：104,524,000港元）。此業務之主要溢利來源為投資之已變現及未變現收益801,269,000港元（二零零五年：79,562,000港元）及上市投資之股息收入17,717,000港元（二零零五年：11,706,000港元）。基於持續經濟增長致使投資者及消費者信心轉好，令全球金融市場於二零零六年之表現良好。於二零零六年，香港經濟增長為6.8%。由於股票市場暢旺，集團藉著出售部份上市股份投資組合而獲利，其中包括天安中國投資有限公司、Mulpha International Limited及Mount Gibson Iron Limited之股份。

於回顧年內，本集團放債業務之營業額（主要為利息收入）為9,071,000港元（二零零五年：11,693,000港元），溢利則為8,832,000港元（二零零五年：11,528,000港元）。於二零零六年十二月三十一日，本集團之貸款組合增加66.1%至123,598,000港元（二零零五年：74,429,000港元）。

於二零零六年，本集團在香港及中國之投資物業錄得營業額3,801,000港元（二零零五年：2,723,000港元），以及溢利9,081,000港元（二零零五年：12,166,000港元），主要來自其物業組合公允價值變動帶來之收益所致。誠如集團之二零零五年年報所述，本集團藉與第三方訂立有條件框架協議，出售於一項位於中國深圳市布吉鎮之投資物業之投資，總代價為99,900,000人民幣（「出售事項」）。集團已收取按金31,220,000人民幣，而餘額68,680,000人民幣須於完成日期後六個月內支付，以每月1厘之息率計息。基於技術問題，出售事項之完成日期已予延遲。出售事項已於二零零七年四月三日完成，集團已成功透過磋商將代價增加至102,550,000人民幣，而此出售事項之溢利將會於二零零七年入賬。

財務資源、借貸、股本結構及匯率波動之風險

本集團仍持續保持穩健之財務狀況。於二零零六年十二月三十一日，於重新分類與出售事項有關之若干非流動資產為流動資產後，本集團之非流動資產主要包括81,589,000港元（二零零五年：136,526,000港元）之投資物業；4,712,000港元（二零零五年：51,825,000港元）之物業、廠房及設備；2,424,000港元（二零零五年：2,483,000港元）之預付租賃款項及614,477,000港元（二零零五年：258,438,000港元）之長期投資。此等非流動資產主要由股東資金支付。於二零零六年十二月三十一日，本集團之流動資產淨值為1,712,692,000港元（二零零五年：857,849,000港元）及6.1倍（二零零五年：6.8倍）之流動比率，此乃按本集團之流動資產相對流動負債之比例計算。

本集團之所有借貸均為港元短期借貸，須於一年內償還，並以若干投資物業、持作買賣之投資、可供出售投資、證券經紀行存款及銀行存款作為抵押。於二零零六年十二月三十一日，本集團之借貸為170,100,000港元（二零零五年：100,986,000港元）及資產負債率為4.7%（二零零五年：6.6%），此乃按本集團之借貸淨額（扣除銀行結餘及現金）相對股東資金之比例計算。

主席報告

各股東：

本人謹代表本公司董事會（「董事會」）呈報本公司及其附屬公司（「本集團」）截至二零零六年十二月三十一日止年度之財務業績、業務及其他方面之進展。

財務業績

截至二零零六年十二月三十一日止年度內，本集團之營業額上升451.3%至1,229,840,000港元（二零零五年：223,086,000港元），本公司股本持有人應佔溢利淨額上升639.1%至772,468,000港元（二零零五年：104,511,000港元），此等正面業績主要由於集團之證券交易及投資活動大幅增加。因本集團的股份回購計劃，本公司的每股盈利以較大幅度的662.9%上升至2.67港元（二零零五年：0.35港元）。

於二零零六年十二月三十一日，本集團之每股淨資產值增加至8.48港元（二零零五年：4.32港元）。

股息

於二零零六年內已派發中期股息每股0.01港元（二零零五年：0.01港元），合共為2,355,000港元（二零零五年：2,990,000港元）。董事建議向於二零零七年六月二十八日名列本公司股東名冊之股東派發每股0.04港元（二零零五年：0.04港元）合共約為11,280,000港元之末期股息（二零零五年：11,425,000港元）。股息單預計於二零零七年七月二十五日或之前寄發。

暫停辦理股份過戶登記手續

本公司將由二零零七年六月二十五日（星期一）至二零零七年六月二十八日（星期四）（首尾兩日包括在內）止期間暫停辦理股份過戶登記手續。

業務回顧

於回顧年內，由星光電訊有限公司（「星光」）經營之本集團流動電話分銷業務錄得營業額67,098,000港元（二零零五年：66,309,000港元）及虧損4,856,000港元（二零零五年：虧損2,086,000港元）。如集團之前所報，由於市場對手為爭取市場佔有率而劇烈競爭，令星光經營所在之零售市場環境困難重重及競爭激烈。星光流動電話分銷業務近年一直錄得虧損，且預期情況不會得到改善。有見及此，集團認為此業務之前景並不明朗，為避免蒙受進一步虧損，集團決定終止經營星光之業務。星光之業務已於二零零七年三月起終止經營。

公司資料

董事會

莊淑涴女士	*(主席)*
王炳忠拿督	*(執行董事)*
江木賢先生	*(執行董事)*
勞偉安先生	*(獨立非執行董事)*
劉紹基先生	*(獨立非執行董事)*
張健先生	*(獨立非執行董事)*

秘書

馮靖文女士

核數師

德勤•關黃陳方會計師行
執業會計師

註冊辦事處

Canon's Court, 22 Victoria Street
Hamilton HM 12, Bermuda

香港之總辦事處及主要營業地點

香港
灣仔
駱克道333號
中國網絡中心47樓

網址

http://www.colcapital.com.hk

主要往來銀行

中國工商銀行(亞洲)有限公司
中國銀行(香港)有限公司

美國預託證券託管銀行

The Bank of New York
American Depositary Receipts
620 Avenue of the Americas, 6/F
New York, NY 10011
USA

律師

胡百全律師事務所
簡家驄律師行
羅拔臣律師行

股份過戶登記處香港分處

登捷時有限公司
香港
灣仔
皇后大道東28號
金鐘匯中心26樓

目錄



COL Capital Limited

中國網絡資本有限公司

(於百慕達註冊成立之有限公司)

(股份代號：0383)

二零零六年年報

END